As filed with the Securities and Exchange Commission on March 23, 1998
                                                      Registration No. 333-45755
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 3 TO
                                    FORM SB-2


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            MACATAWA BANK CORPORATION
                 (Name of Small Business Issuer in its Charter)
                                     -------

        Michigan                          6712                      38-3391345
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)   Classification Code Number)    Identification
                                                                No.)

                                51 E. Main Street
                             Zeeland, Michigan 49464
                                 (616) 748-9491
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)


                               Benj. A. Smith, III
                                51 E. Main Street
                             Zeeland, Michigan 49464
                                 (616) 748-9491
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:
                                Donald L. Johnson
                    Varnum, Riddering, Schmidt & Howlett LLP
                                   Suite 1700
                             333 Bridge Street, N.W.
                          Grand Rapids, Michigan 49504
                                 (616) 336-6000
                                John E. Freechack
                          Barack Ferrazzano Kirschbaum
                               Perlman & Nagelberg
                                   Suite 2700
                               333 W. Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 984-3100

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
     Title of Each                                  Proposed Maximum        Proposed Maximum
  Class of Securities         Amount to be           Offering Price        Aggregate Offering            Amount of
   Being Registered           Registered(1)             Per Share                 Price              Registration Fee
-----------------------  ----------------------- ----------------------- -----------------------  -------------------
Common Stock (no par
value)                          1,495,000                $10.00                $14,950,000                $4,411
---------------------------------------------------------------------------------------------------------------------

(1)  Includes 195,000 shares subject to the Underwriter's over-allotment option.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                     SUBJECT TO COMPLETION DATED                         , 1998
[legend]
                                   PROSPECTUS

                                1,300,000 Shares

                        MACATAWA BANK CORPORATION [logo]

                                  Common Stock

     All of the shares of common stock, no par value (the "Common Stock") offered hereby are being sold by Macatawa Bank Corporation (the "Company"), a Michigan corporation. The Company owns all of the outstanding common stock of Macatawa Bank, a Michigan banking corporation with its main office in Zeeland, Michigan (the "Bank"). Prior to this offering (the "Offering") there has been no public trading market for the Common Stock. The Underwriter has advised the Company that it anticipates making a market in the Common Stock following completion of this Offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company expects that quotations for the Common Stock will be reported on the OTC Bulletin Board under the symbol "----."

                             ----------------------

     The Common Stock offered by this Prospectus involves a high degree of risk. Investors should not invest any funds in this Offering unless they can afford to lose their entire investment. See "Risk Factors" on page 6.
----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
          SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     Underwriting Discounts           Proceeds to
                                       Price to Public               and Commissions (1) (2)          Company (3)
Per Share. . . . . . . . . . .              $10.00                            $0.70                       $9.30
Total (4). . . . . . . . . . .           $13,000,000                       $630,000                  $12,370,000
==============================  =============================  ================================== ====================

(1) The Underwriter has agreed with the Company that the Underwriting Discounts and Commissions will be reduced to $0.525 per share for sales to certain investors identified on a list provided to the Underwriter by the Company, and to $0.30 per share for sales by the Underwriter to certain Affiliated Purchasers. There will be no Underwriting Discounts and Commissions with respect to 400,000 shares of Common Stock expected to be sold to persons who were shareholders of the Company prior to this Offering. The Proceeds to Company have been calculated assuming Underwriting Discounts and Commissions of $0.70 per share, except with respect to 400,000 shares to be sold with no Underwriting Discounts and Commissions. See "Underwriting."
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting estimated offering expenses payable by the Company of $170,406.
(4) The Company has granted the Underwriter a 30-day option to purchase up to 195,000 additional shares of its Common Stock solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $14,950,000, $766,500 and $14,183,500, respectively. See "Underwriting."

     The shares of Common Stock are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by it, and subject to the right of the Underwriter to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about __________________, 1998. Robert W. Baird & Co. Incorporated The date of this Prospectus is , 1998.


                             ROBERT W. BAIRD & CO.
                                  Incorporated
              The date of this Prospectus is _____________, 1998.

                    [INSERT MAP OF OTTAWA COUNTY MARKET AREA]









                              ---------------------

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY OTHER GOVERNMENT AGENCY OR OTHERWISE.
                             ----------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                             ----------------------

                              AVAILABLE INFORMATION

     The Company is not currently a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but will file the reports required to be filed thereunder for the Company's 1998 fiscal year and for any other periods for which the Exchange Act's requirements apply to the Company. The Company, which has a December 31 fiscal year end, intends to furnish its shareholders with annual reports containing audited financial information and, for the first three quarters of each fiscal year, quarterly reports containing unaudited financial information.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context clearly suggests otherwise, financial information and other references in this Prospectus to the Company include the Bank. Except as otherwise indicated, all information in this Prospectus assumes no exercise of Underwriter's over-allotment option.

The Company

     The Company is a bank holding company incorporated in 1997 under Michigan law and owns all of the common stock of the Bank. The Bank was organized and commenced operations in November, 1997 as a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation (the "FDIC") to the extent permitted by law. The Bank provides a full range of commercial and consumer banking services, primarily in the communities of Holland and Zeeland, Michigan, as well as the surrounding market area principally located in Ottawa County, Michigan. As of December 31, 1997, the Company had total assets of $10.7 million, total deposits of $2.7 million and shareholders' equity of $8.0 million. As of February 28, 1998, the Company had 2,272 deposit accounts and total deposits of $16.1 million.

     The Bank is a full service bank offering a wide range of commercial and personal banking services. These services include checking and savings accounts (including certificates of deposit), safe deposit boxes, travelers checks, money orders and commercial, mortgage and consumer loans. As of February 28, 1998, the Bank had 21 full-time and 4 part-time employees. The Company's headquarters and the Bank's main office is located at 51 E. Main Street in the City of Zeeland, Michigan 49464 and the telephone number is (616) 748-9491. The Bank also has a full service branch office and a loan production branch office in Holland, Michigan.

Reason for Starting Macatawa Bank

     The expansion of interstate banking has contributed to substantial consolidation of the banking industry in Michigan, including the Company's market area. Many of the area's locally owned or managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches of other financial institutions. In many cases, these acquisitions and consolidations have been accompanied by pricing changes, the dissolution of local boards of directors, management and personnel changes and, in the perception of the Company's management, a decline in the level of customer service. As a recent example, First Michigan Bank Corporation ("FMB"), which was previously headquartered in Holland, Michigan, was the dominant bank in the Holland-Zeeland market in Ottawa County, Michigan. In September 1997, FMB was acquired by Huntington Bancshares Incorporated, a bank holding company headquartered in Columbus, Ohio, and the boards of directors of FMB's former subsidiary banks were dissolved. As another recent example, First of America Bank Corporation, which is headquartered in western Michigan, has agreed to be acquired by a large bank holding company headquartered in Cleveland, Ohio.

     Although the banking industry remains competitive, management believes that the consolidation of the banking industry has created a favorable opportunity for a new commercial bank to offer services to customers who wish to conduct business with a locally owned and managed bank. Management has been and believes that it will continue to be successful in attracting as customers individuals and small to medium sized businesses by demonstrating an active interest in their business and personal financial affairs. The Company seeks to take advantage of this opportunity by emphasizing the Company's local management, and their strong ties and active commitment to the community. The Bank is currently the only locally managed independent commercial bank with its main office in the Holland-Zeeland area.

Market Area

     The Bank's market area includes the cities of Holland and Zeeland, and the Interstate I-196 corridor from Holland on the west and extending approximately 20 miles east through Zeeland, Hudsonville and Jenison, Michigan. Most of this market area is located in the southern half of Ottawa County, Michigan. This area includes several growing communities and has a stable and diverse economic base. The Holland-Zeeland area has a population of approximately 93,000, and Ottawa County has a population of approximately 200,000. The Holland-Zeeland area had an estimated median household income in 1997 of approximately $43,600. Over 300 manufacturers have operations in the Holland- Zeeland area, including several manufacturers in the office furniture and automotive supply industries. Major Ottawa County employers include Donnelly Corporation, Herman Miller, Inc., Haworth, Inc. and Johnson Controls. Management believes that the market area's diverse commercial base provides significant opportunities for business banking services as well as personal banking services for the owners and employees of the area's businesses.

Management

     The officers and directors of the Company are recognized and established individuals in their local communities. The management team assembled by the Company represents a wide range of business, banking and investment knowledge and experience. They have established and maintained significant customer relationships in the Bank's market area which they expect to draw upon for the benefit of the Bank. The majority of the Company's management team have a least 10 years of banking experience, and several key personnel have more than 20 years of banking experience. Management believes that their years of banking experience and their existing customer contacts in this market offer the Bank a substantial opportunity to continue to attract new relationships for the Bank. The Company does not maintain key man life insurance on any of its officers or directors.

     The Company's officers and directors have a shared vision of focused community banking and a commitment to the future growth and success of the Bank. The Company's vision is to build a quality, full-service community bank that offers competitive financial products and superior customer service. Fundamental to the Company's vision is the building of long-term relationships with customers. The Company maintains its community focus by hiring local people and placing strong emphasis on local presence and local community support.

Strategy

     The Company is a customer-driven financial institution focused on providing high value to clients by delivering products and services in a highly personalized manner. Management believes that the Bank can attract clients who prefer to conduct business with a locally-managed institution that demonstrates an active interest in their business and personal financial affairs.

     The Company competes for loans principally through its ability to communicate effectively with its customers and to understand and meet their needs. Management believes that the Company's personal service philosophy enhances its ability to compete favorably in attracting individuals and small businesses. The Company actively solicits retail customers and competes for deposits by offering customers personal attention, professional service and competitive interest rates. The Bank's experienced staff provides a superior level of personalized service, which enables the Bank to generate competitively priced loans and deposits.

     The Bank has entered into agreements with third-party service providers to provide customers with products and services such as credit cards, debit cards and ATM cards. The use of third-party service providers allows the Bank to remain at the forefront of technology while minimizing the costs of delivery.

                                  The Offering

Securities
   offered..........1,300,000 shares of Common Stock.

Initial offering
   price............$10.00 per share of Common Stock.

Common Stock to be
  outstanding after
  this Offering.....2,240,125 shares (assuming no exercise of the over-allotment option).

Use of proceeds
  by the Company....The net proceeds to the Company from this Offering (assuming no exercise of the over-allotment option) are estimated to be $12,199,594. The net proceeds (including any proceeds from an exercise of the Underwriter's over-allotment option) will generally be used to strengthen the Company's capital position in anticipation of future growth and for other general corporate purposes. The Company expects that substantially all of the net proceeds will be contributed to the Bank in the near future to strengthen the Bank's capital position, to allow the Bank to open or acquire additional branches, or for other general corporate purposes. Pending their application for any or all of such purposes, the net proceeds will be invested in United States government securities and investment grade financial instruments. See "Use of Proceeds."

Risk factors........The purchase of the  securities  offered  hereby  involves a high degree of risk and should be considered only by persons who can afford to sustain the total loss of their investment. See "Risk Factors."

                                        Summary Consolidated Financial Data

                                         As of December 31, 1997                      As of February 28, 1998
                                  -----------------------------------------    -------------------------------------
                                      Actual                As Adjusted (1)       Actual             As Adjusted(1)
                                  ------------------       ----------------    ----------------     ----------------
Balance Sheet Data:                                                              (unaudited)
Cash and securities...........     $  9,415,520             $21,615,114        $15,264,748           $27,464,342
Total loans...................          497,704                 497,704          7,562,015             7,562,015
Total assets..................       10,722,193              22,921,787         23,833,280            36,032,874
Total deposits................        2,712,223               2,712,223         16,124,420            16,124,420
Total liabilities.............        2,750,186               2,750,186         16,172,331            16,172,331
Retained deficit..............         (165,525)               (165,525)          (476,319)             (476,319)
Shareholders' equity..........     $  7,972,007             $20,171,601         $7,660,949           $19,860,543
  -----------------

(1) Adjusted to reflect the estimated net proceeds from the shares offered hereby. The net proceeds have been calculated assuming Underwriting Discounts and Commissions of $0.70 per share, except with respect to 400,000 shares to be sold with no Underwriting Discounts and Commissions. See "Use of Proceeds."

                                  RISK FACTORS

     The Common Stock offered hereby is speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. The following constitute some of the potential risks of an investment in the Common Stock and should be carefully considered by prospective investors prior to purchasing shares of Common Stock. The order of the following is not intended to be indicative of the relative importance of any described risk nor is the following intended to be inclusive of all risks of investment in the Common Stock.

Limited Operating History; Significant Initial Losses Expected

     The Bank began operations on November 25, 1997, and the Company became the holding company for the Bank on February 23, 1998. The Bank and the Company have a limited operating history. The business of the Company and the Bank is subject to the risks inherent in the establishment of a new business enterprise. The Company's profitability will depend primarily upon the Bank's operations and there is no assurance that the Bank will ever operate profitably. As a result of initial expenditures to form the Bank and establish branches, together with the time necessary to more fully utilize its capital and generate operating income, the Bank (and thus the Company) can be expected to incur significant operating losses during its initial years of operations. As of February 28, 1998, the Company had a retained deficit of $476,319.

Need for Capital

     Although the Company does not currently anticipate the need for additional capital in the foreseeable future to conduct its business activities, additional capital beyond the Company's present capital and the capital which will be provided by this Offering and any amounts likely to be generated by the Bank's operations over the next several years may be necessary before the Company could undertake any significant acquisitions or other expansion of its operations. There can be no assurance that any funds necessary to finance such acquisitions or expansion will be available. Regulatory capital requirements and borrowing restrictions which apply to the Bank and the Company may also have the effect of constraining future growth. To the extent the Company relies upon the sale of additional equity securities to finance future expansion, such sale could result in significant dilution to the interests of persons purchasing shares in this Offering.

Ability to Achieve and Profitably Manage Growth and Expansion

     The Company's strategy includes increasing its deposits, loans and other assets and adding additional branches. The ability to achieve and manage the Company's growth and expansion will depend in part on the Company's ability to continue to attract and retain capable management and operations personnel. In addition, upon completion of this Offering the Company will have shareholders' equity of approximately $19.9 million, which is more capital than is necessary or required for the Company's present operations under applicable laws and regulations. A significant portion of the net proceeds of this Offering will initially be invested in United States government securities and other investment grade securities, which typically offer rates of return that are less than the rates of returns earned by the Company on loans to its customers. As a result, the Company's financial performance in the near future as reflected in financial measures such as return on assets, return on equity and net earnings per share is likely to be less favorable than the financial performance of many of the Company's competitors. The Company's ability to more fully and effectively utilize its capital and improve its financial performance will depend on the Company's ability to make additional loans. There can be no assurance that the Company will be able to make enough additional loans to achieve competitive returns for its shareholders or to effectively manage its growth and expansion.

Government Regulation and Monetary Policy

         The Company and the Bank are subject to extensive state and federal governmental supervision and regulation. Existing state and federal banking laws subject the Bank to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of its banking business. These limitations include a requirement that the Bank maintain a ratio of Tier 1 leverage capital to total assets for the first three years of at least 8% and maintain an adequate loan loss reserve. The Bank currently maintains a ratio of Tier 1 leverage capital to total assets in excess of the required 8%. There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of the Bank. Federal economic and monetary policy may affect the Bank's ability to attract deposits, make loans and achieve satisfactory interest spreads. See "Supervision and Regulation."

No Assurance of Dividends

     It is anticipated that no dividends will be paid on the Common Stock for the immediately foreseeable future. It is likely that the Company will be largely dependent upon dividends paid by the Bank for funds to pay dividends on the Common Stock, if and when such dividends are declared. The Bank does not anticipate paying dividends during the foreseeable future. No assurance can be given that future earnings of the Bank, and any resulting dividends to the Company, will be sufficient to permit the legal payment of dividends to Company shareholders at any time in the future. Even if the Company may legally declare dividends, the amount and timing of such dividends will be at the discretion of the Company's Board of Directors. The Board may in its sole discretion decide not to declare dividends. For a more detailed discussion of other regulatory limitations on the payment of cash dividends by the Company, see "Dividend Policy."

Competition

     The Company and the Bank face strong competition for deposits, loans and other financial services from numerous Michigan and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services. Some of the financial institutions and financial services organizations with which the Bank will compete are not subject to the same degree of regulation as the Bank. Many of these financial institutions aggressively compete for business in the Bank's market area. Most of these competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than the Bank and will be able to offer certain services, including numerous branches and international banking services, that the Bank can offer only through correspondents. In addition, most of these entities have greater capital resources than the Bank, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than could the Bank. The dominant competitor in the Company's market area is Huntington Bancshares Incorporated, headquartered in Columbus, Ohio, which acquired FMB in September 1997. Another significant competitor in the market area is First of America which recently agreed to be acquired by a large bank holding company headquartered in Cleveland, Ohio. See "Business -- Market Area" and "Business -- Competition." Additionally, federal and Michigan legislation regarding interstate branching and banking may act to increase competition in the future from larger out-of-state banks. See "Supervision and Regulation."

Dependence on Management

     The Company and the Bank are, and for the foreseeable future will be, dependent upon the services of their management team, including the President of the Bank, and other senior managers retained by the Bank. The loss of one or more key members of the management team could adversely affect the operations of the Company and the Bank. The Company does not maintain key man life insurance on any of its officers or directors. See "Business -- Employees" and "Management."

Discretion in Use of Proceeds

     The Offering is intended to raise funds to generally strengthen the Company's capital position in anticipation of future growth of the Bank and for other general corporate purposes. While management currently has no such plans, if opportunities arise, some of the proceeds of the Offering could also be used to finance acquisitions of other financial institutions, branches of other institutions, or expansion into other lines of business closely related to banking. However, management will retain discretion in employing the proceeds of the Offering. See "Use of Proceeds."

Lending Risks and Lending Limits

     The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, may have a material adverse effect on the Company's earnings and overall financial condition as well as the value of the Common Stock. Moreover, the Bank's focus on small-to-medium sized businesses may result in a larger concentration of loans by the Bank to such businesses. As a result, the Bank may assume greater lending risks than banks which have a lesser concentration of such loans and tend to make loans to larger companies. Management attempts to minimize the Bank's credit exposure by carefully monitoring the concentration of its loans within specific industries and through prudent loan application and approval procedures, but there can be no assurance that its monitoring and procedures will reduce such lending risks sufficiently to avoid material losses.

     The Bank's legal lending limit prior to this Offering is approximately $1.9 million. The Board of Directors has established an "in-house" limit of $1.5 million. To the extent the net proceeds of this Offering are contributed to the Bank, the legal lending limit and "in-house" limit may change. Upon the contribution of the net proceeds of this Offering to the Bank, the legal lending limit is expected to be at least $4.0 million, and the Board of Directors of the Bank anticipates increasing the "in-house" lending limit to $4.0 million. In addition, the Board may from time to time raise or lower the "in-house" limit as it deems appropriate to comply with safe and sound banking practices and to respond to overall economic conditions. Accordingly, the size of the loans which the Bank can offer to potential customers is less than the size of loans that most of the Bank's competitors are able to offer. These limits affect to some degree the ability of the Bank to seek relationships with the area's larger businesses. The Bank expects to accommodate loan volumes in excess of its lending limit through the sale of participations in such loans to other banks. However, there can be no assurance that the Bank will be successful in attracting or maintaining customers seeking larger loans or that the Bank will be able to engage in the sale of participations in such loans on terms favorable to the Bank.

Impact of Interest Rates and Economic Conditions

     The results of operations for financial institutions, including the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. See "Supervision and Regulation." The Bank's profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure, and there can be no assurance that such factors will not continue to exert such pressure or that such high interest rate spreads will return. Substantially all the Bank's loans will be to businesses and individuals in western Michigan and any decline in the economy of this area could have an adverse impact on the Bank. Like most banking institutions, the Bank's net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and the Bank's ability to respond to changes in such rates. At any given time, the Bank's assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in the Bank's portfolio could have a positive or negative effect on the Bank's net income, capital and liquidity. There can be no assurance that the positive trends or developments discussed in this Prospectus will continue or that negative trends or developments will not have a material adverse effect on the Bank. See "Supervision and Regulation."

Need for Technological Change

     The  banking  industry  is  undergoing  rapid  technological  changes  with frequent introductions of new technology- driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the Bank's operations. Many of the Bank's competitors have substantially greater resources to invest in technological improvements. There can be no assurance that the Bank will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers. See "Business -- Strategy."

Year 2000 Compliance

     Because many computerized systems use only two digits to record the year in date fields (for example, the year 1998 is recorded as 98), such systems may not be able to accurately process dates ending in the year 2000 and after. The effects of this issue will vary from system to system and may adversely affect the ability of a financial institution's operations as well as its ability to prepare financial statements. The Company and the Bank were organized in 1997 and the Company recently acquired its computer equipment and has recently contracted with a leading supplier of information processing services. The Company has an internal task force to assess year 2000 compliance by the Company and its vendors. In addition, the Bank asks commercial borrowers about year 2000 compliance as part of the loan application and review process. Management does not anticipate that the Company will incur material operating expenses or be required to invest heavily in computer system improvements to be year 2000 compliant. Nevertheless, the inability of the Company to successfully address year 2000 issues could result in interruptions in the Company's business and have a material adverse effect on the Company's results of operations.

Anti-Takeover Provisions

     The Company's articles of incorporation (the "Articles") and bylaws (the "Bylaws") include provisions which may have the effect of delaying, deferring or preventing certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the shareholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of the shareholders to approve transactions that they may deem to be in their best interests. The Michigan Business Corporation Act (the "MBCA") contains a Control Share Act intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. Federal law requires the approval of the Federal Reserve Board prior to acquisition of "control" of a bank holding company. Michigan law also requires the approval of the State of Michigan Financial Institutions Bureau (the "FIB") prior to the acquisition of direct or indirect control of a Michigan-chartered bank. These provisions may have the effect of delaying or preventing a change in control of the Company without action by the shareholders, and therefore could adversely affect the price of the Common Stock. The Company's Articles and Bylaws provide for the indemnification of its officers and directors and insulate its officers and directors from liability for certain breaches of the duty of care. See "Description of Capital Stock -- Anti-Takeover Provisions."

Indemnification of Directors and Officers

     The Company's bylaws provide for the indemnification of its officers and directors and insulate its officers and directors from liability for certain breaches of the duty of care. It is possible that the indemnification obligations imposed under these provisions could result in a charge against the Company's earnings and thereby affect the availability of funds for payment of dividends to the Company's shareholders. The Bank's bylaws contain similar provisions. See "Description of Capital Stock -- Anti-Takeover Provisions."

Determination of Offering Price

     The initial public offering price of $10.00 per share was determined by negotiations between the Company and Robert W. Baird & Co. Incorporated, the underwriter of this Offering (the "Underwriter"). Prior to this Offering, the Bank sold shares to its original investors in a private placement for a price equivalent to $8.70 per share of Common Stock. The initial public offering price is not based upon earnings or any significant history of operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Several factors were considered in determining the initial offering price of the Common Stock, including the fact that the Bank has commenced operations, the size of the Offering, the desire that the security being offered be attractive to individuals and the Underwriter's experience in dealing with initial public offerings for financial institutions. Prior to the Offering, there has been no public trading market for the Common Stock. The price at which these shares are being offered to the public may be greater than the market price for the Common Stock following the Offering. See "Dilution" and "Underwriting."

Dilution

     The purchasers of the Common Stock offered hereby will suffer an immediate dilution of $1.00 in net tangible book value per share of the Common Stock from the initial offering price on a pro forma basis as of December 31, 1997. See "Dilution."

Control by Management

     Although the combined ownership and control over the Company's Common Stock by the Company's officers and directors is likely to be less than 10% after this Offering, such individuals will be able to exert a significant measure of control over the affairs and policies of the Company. Such control could be used, for example, to help prevent an acquisition of the Company, thereby precluding shareholders from possibly realizing any premium which may be offered for the Company's Common Stock by a potential acquiror. See "Principal Shareholders."

No Prior Public Market; Limited Trading Market Expected

     Prior to this Offering, there has been no public trading market for the Common Stock. The initial offering price has been determined by negotiations between the Company and the Underwriter and may be greater than the market price for the Common Stock following this Offering. The Company expects that the quotations for the Common Stock will be reported on the OTC Bulletin Board under the symbol "----." The Underwriter has also advised the Company that, upon completion of this Offering, it intends to act as a market maker in the Common Stock, subject to applicable laws and regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. Even with a market maker, factors such as the limited size of this Offering, the lack of earnings history for the Company and the absence of a reasonable expectation of dividends within the near future mean that there can be no assurance of the development in the foreseeable future of an active and liquid market for the Common Stock. Even if a market develops, there can be no assurance that a market will continue, or that shareholders will be able to sell their shares at or above the initial offering price. Purchasers of Common Stock should carefully consider the potentially illiquid and long-term nature of their investment in the shares being offered hereby.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,300,000 shares of Common Stock offered hereby are estimated to be $12,199,594 ($14,013,094 if the Underwriter's over-allotment option is exercised in full), after deduction of the estimated underwriting discounts and commissions and offering expenses. The net proceeds have been calculated assuming Underwriting Discounts and Commissions of $0.70 per share, except with respect to 400,000 shares to be sold with no Underwriting Discounts and Commissions. The net proceeds from this Offering will generally be used to strengthen the Company's capital position in anticipation of future growth and for other general corporate purposes. The Company expects that substantially all of the net proceeds will be contributed to the Bank in the near future to strengthen the Bank's capital position, to open or acquire additional branches, or for other general corporate purposes. Pending their application for any or all of such purposes, the net proceeds may be invested in United States government securities and other investment grade financial instruments.

                                 DIVIDEND POLICY

     The Company initially expects that all Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future. If and when dividends are declared, the Company will be primarily dependent upon dividends paid by the Bank for funds to pay dividends on the Common Stock. It is also possible, however, that the Company will pay dividends in the future generated from investment income and other activities, if any, of the Company.

     Under Michigan law, the Bank is restricted as to the maximum amount of dividends it may pay on its common stock. The Bank may not pay dividends except out of net profits after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the Bank has a surplus less than the amount of its capital, it may not declare or pay any dividend until an amount equal to at least 10% of net profits for the preceding one-half year (in the case of quarterly or semi-annual dividends) or full-year (in the case of annual dividends) has been transferred to surplus. The ability of the Company and the Bank to pay dividends is also affected by various regulatory requirements and policies, such as the requirement to maintain adequate capital above regulatory guidelines. See "Supervision and Regulation." Such requirements and policies may limit the Company's ability to obtain dividends from the Bank for its cash needs, including funds for acquisitions, payment of dividends by the Company and the payment of operating expenses.

                               RECENT DEVELOPMENTS

Formation of the Holding Company

     On February 23, 1998, the Bank became a wholly owned subsidiary of the Company pursuant to a Consolidation Agreement filed with and approved by the Federal Reserve Board and the FIB. Pursuant to the Consolidation Agreement, each issued and outstanding share of common stock of the Bank was converted into 1.15 shares of Common Stock of the Company and the shareholders of the Bank became the shareholders of the Company. In total, 817,500 shares of common stock of the Bank were converted into 940,125 shares of Common Stock of the Company, which are all the issued and outstanding shares of Common Stock prior to this Offering. The Bank's common stock had been issued to its shareholders as of November 25, 1997 at a price of $10.00 per share or a total of $8,175,000. See "Dilution."

Branch Openings

     Since the Bank opened its main office in Zeeland, Michigan in November, 1997, it has established a full service branch office at 139 E. 8th Street, in Holland, Michigan on January 19, 1998. The Bank also opened a loan processing office branch at 106 E. 8th Street in Holland, Michigan. The Bank also has leased a branch facility in south Holland and purchased a branch facility in Jenison, Michigan, and has applied for regulatory approval to open those two locations. See "Business -- Properties" and "Plan of Operation."

Results of Operations

     The Bank commenced operations on November 25, 1997. At December 31, 1997, the Company had total assets of $10.7 million, total deposits of $2.7 million, a retained deficit of $165,525 and shareholders' equity of $8.0 million. At February 28, 1998, the Company had total assets of $23.8 million, total deposits of $16.1 million, a retained deficit of $476,319 and shareholders' equity of $7.7 million. The Bank had 2,272 deposit accounts as of February 28, 1998. See "Plan of Operation."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of February 28, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby:

                                                                                                February 28, 1998
                                                                                    Actual          As Adjusted(1)
                                                                                  (Unaudited)
Long-term and short-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   --         $      --
Shareholders' equity:
         Preferred stock, no par value, 500,000 shares authorized;  no shares
               issued and outstanding . . . . . . . . . . . . . . . . . . . . . . .      --                --
         Common stock, no par value, 9,500,000 shares authorized; 940,125 shares issued and outstanding, and 2,240,125 shares
               as adjusted (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,137,268         20,336,862
         Retained deficit (3). . . . . . . . . . . . . . . . . . . . . . . . . . . .  (476,319)          (476,319)
                    Total shareholders' equity . . . . . . . . . . . . . . . . . . .$7,660,949        $19,860,543

(1) Adjusted to reflect the estimated net proceeds from the shares offered hereby (assuming no exercise of the Underwriter's over-allotment option). See "Use of Proceeds."
(2) Does not include an aggregate of 38,000 shares issuable pursuant to options granted under the Company's Directors Stock Option Plan or an aggregate of 24,100 shares issuable pursuant to options granted under the Company's Employee Stock Compensation Plan. See "Management -- Executive Compensation."

(3) The accumulated deficit as of February 28, 1998, was comprised primarily of pre-opening expenses related principally to fees and expenses incurred in the regulatory application process and office occupancy costs and supplies, together with initial operating losses following the commencement of operations by the Bank. The accumulated deficit is expected to increase further as anticipated initial operating losses are incurred.

                                    DILUTION

     The net tangible book value (total tangible assets minus total liabilities) of the Company as of December 31, 1997, was $7,972,007, or $8.48 per share of Common Stock outstanding on such date. Assuming the sale of the 1,300,000 shares of Common Stock offered hereby (at the initial public offering price of $10.00 per share) and the application of the net proceeds therefrom (after deducting estimated offering expenses and underwriting discounts), the pro forma net tangible book value of the Company as of December 31, 1997, would have been $20,171,601, or $9.00 per share of Common Stock outstanding on such date. This represents an immediate increase in pro forma net tangible book value per share of $0.52 to existing shareholders and an immediate dilution of $1.00 per share to new investors. The following table illustrates this per share dilution:

         Initial public offering price per share . . . . . . . . . . . . . . . . . . . . .                $10.00
                  Net tangible book value per share before the Offering(1) . . . . . . . .    $8.48
                  Increase per share attributable to new investors . . . . . . . . . . . .     0.52
         Pro forma net tangible book value per share after the Offering(1) . . . . . . . .                  9.00
                                                                                                          ------
         Dilution per share to new investors . . . . . . . . . . . . . . . . . . . . . . .               $  1.00
                                                                                                         ========

--------------

(1) Does not include 62,100 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding as of March 23, 1998, which have an exercise price equal to the initial public offering price, nor does it include shares of Common Stock available for the future grant of stock options under the Company's Stock Compensation Plan (75,900 shares) or Directors Stock Option Plan (2,000 shares). See "Management -- Stock Compensation Plan and -- Directors Stock Option Plan." Does not give effect to the exercise of the Underwriter's over-allotment option.

                                    BUSINESS

General

     The Company is a bank holding company organized in 1997 under Michigan law and owns all of the common stock of the Bank. The Bank was organized and commenced operations in November, 1997 as a Michigan chartered bank with depository accounts insured by the FDIC to the extent permitted by law. The Bank provides a full range of commercial and consumer banking services primarily in the communities of Holland and Zeeland, Michigan, as well as the surrounding market area principally located in Ottawa County. The Bank's services include checking and savings accounts (including certificates of deposit), safe deposit boxes, travelers checks, money orders and commercial, mortgage and consumer loans. As of December 31, 1997, the Company had total assets of $10.7 million, total deposits of $2.7 million, 472 deposit accounts and shareholders' equity of $8.0 million. As of February 28, 1998, the Bank had 21 full-time and 4 part-time employees, 2,272 deposit accounts and total deposits of $16.1 million.

Reason for Starting Macatawa Bank

     The expansion of interstate banking has contributed to substantial consolidation of the banking industry in Michigan, including the Company's market area. Many of the area's locally owned or managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches. In many cases, these acquisitions and consolidations have been accompanied by pricing changes, the dissolution of local boards of directors, management and personnel changes and, in the perception of the Company's management, a decline in the level of customer service. For example, FMB, which was headquartered in Holland, Michigan, was the dominant bank in the Holland-Zeeland market in Ottawa County, Michigan. In September 1997, FMB was acquired by Huntington Bancshares Incorporated, a bank holding company headquartered in Columbus, Ohio, and the boards of directors of FMB's former subsidiary banks were dissolved. As another recent example, First of America Bank Corporation, which is headquartered in western Michigan, has recently agreed to be acquired by a large bank holding company headquartered in Cleveland, Ohio.

     Although the banking industry remains competitive, management believes that the consolidation of the banking industry created a favorable opportunity for a new commercial bank to offer services to customers who wish to conduct business with a locally owned and managed bank. Management has been and believes that it will continue to be successful in attracting as customers individuals and small to medium sized businesses by demonstrating an active interest in their business and personal financial affairs. The Company seeks to take advantage of this opportunity by emphasizing in its marketing plan the Company's local management, and their strong ties and active commitment to the community. The Bank is currently the only locally managed independent commercial bank with its main office in the Holland-Zeeland area.

Market Area

     The Bank's market area includes the cities of Holland and Zeeland, and the Interstate I-196 corridor from the City of Holland on the west and extending approximately 20 miles east through Zeeland, Hudsonville and Jenison, Michigan. Most of this market area is located in the southern half of Ottawa County, Michigan. This area includes several growing communities and has a stable and diverse economic base. The Holland-Zeeland area has a population of approximately 93,000 and Ottawa County has a population of approximately 200,000. The Holland-Zeeland area had an estimated median household income in 1997 of approximately $43,600. Over 300 manufacturers have operations in the Holland-Zeeland area, including several manufacturers in the office furniture and automotive supply industries. Major Ottawa County employers include Donnelly Corporation, Herman Miller, Inc., Haworth, Inc. and Johnson Controls. Management believes that the market area's diverse commercial base provides significant opportunities for business banking services, together with personal banking services for the owners and employees of the area's businesses.

Strategy

     The Company is a customer-driven financial institution focused on providing high value to clients by delivering products and services in a highly personalized manner. Management of the Company believes that the Bank can attract those clients who prefer to conduct business with a locally-managed institution that demonstrates an active interest in their business and personal financial affairs.

     The officers and directors of the Company are recognized and established individuals in their local communities. The management team assembled by the Company represents a wide range of business, banking and investment knowledge and experience. The directors, officers and staff have established and maintained significant customer relationships in the Bank's market area and expect to draw upon these relationships for the benefit of the Bank. The majority of the Company's management team have a least 10 years of banking experience, and several key personnel have more than 20 years experience in the financial services industry. Management believes that their years of banking and financial services experience and their existing customer contacts in this market offer the Bank a substantial opportunity to continue to attract new relationships for the Bank.

     The Company's officers and directors have a shared vision and commitment to the future growth and success of the Bank. The Company's vision is to build a quality, full-service community bank that offers competitive financial products and superior customer service. Fundamental to the Company's vision is the building of long-term relationships with customers. The Company maintains its community focus by hiring local people and placing strong emphasis on local presence and local community support.

     The Company competes for loans principally through its ability to communicate effectively with its customers and to understand and meet their needs. Management believes that the Company's personal service philosophy enhances its ability to compete favorably in attracting individuals and small businesses. The Company actively solicits retail customers and competes for deposits by offering customers personal attention, professional service and competitive interest rates. The Bank's experienced staff provides a superior level of personalized service, which enables the Bank to generate competitively priced loans and deposits.

     The Bank has entered into agreements with third-party service providers to provide customers with products and services such as credit cards, debit cards and ATM cards. The use of third-party service providers allows the Bank to remain at the forefront of technology while minimizing the costs of delivery.

Products and Services

     Deposit Services. The Bank offers a broad range of deposit services, including checking accounts, NOW accounts, savings accounts and time deposits of various types. Transaction accounts and time certificates are tailored to the principal market area at rates competitive with those offered in the area. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. The Bank solicits these accounts from individuals, businesses, associations, financial institutions and government authorities. The Bank does not intend to accept brokered deposits. The Bank may also use alternative funding sources as needed, including advances from Federal Home Loan Banks, conduit financing and the packaging of loans for securitization and sale.

     Real Estate Loans. The Bank originates residential mortgage loans, which are generally long-term with either fixed or variable interest rates. The Bank's general policy, which is subject to review by management as a result of changing market and economic conditions and other factors, is to retain all variable interest rate mortgage loans in the Bank's loan portfolio and to sell all fixed rate loans in the secondary market. The Bank also offers home equity loans. The Bank's current policy is to retain servicing rights with respect to residential mortgage loans that it originates.

     The retention of variable rate loans on the Bank's loan portfolio helps to reduce the Bank's exposure to fluctuations in interest rates. However, such loans generally pose credit risks different from the risks inherent in fixed rate loans, primarily because as interest rates rise, the underlying payments from the borrowers rise, thereby increasing the potential for default.

     Personal Loans and Credit. The Bank makes personal loans, lines of credit and credit cards available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, home improvements and personal investments. The Bank's current policy is to retain substantially all of such loans.

     Commercial Loans. Commercial loans are made primarily to small and mid-sized businesses. These loans are and will be both secured and unsecured and are made available for general operating purposes, acquisition of fixed assets including real estate, purchases of equipment and machinery, financing of inventory and accounts receivable, as well as any other purposes considered appropriate. The Bank generally looks to a borrower's business operations as the principal source of repayment, but will also receive, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guarantees.

     Although the Bank takes a progressive and competitive approach to lending, it stresses high quality in its loans. Because of the Bank's local nature, management believes that quality control should be achievable while still providing prompt and personal service. On a monthly basis, the Board of Directors reviews selected loans made in the preceding month. In addition, a loan committee of the Board of Directors of the Bank also reviews larger loans for prior approval when the loan request exceeds the established limits for the senior officers. The Bank also maintains a continuous loan review process designed to promote early identification of credit quality problems. The Bank's credit review administrator will be responsible for conducting a continuous internal review which tests compliance with the Bank's loan policy and adequate documentation of all loans. Any past due loans and identified problem loans will be reviewed with the Board of Directors on a monthly basis.

     Regulatory and supervisory loan-to-value limits are established by Section 304 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The Bank's internal limitations follow those limits and in certain cases are more restrictive than those required by the regulators.

     The Bank has established relationships with correspondent banks and other independent financial institutions to provide other services requested by its customers, including loan participations where the requested loan amounts exceed the Bank's policies or legal lending limits.

     Other Services. The Bank is considering providing additional services in the future, including trust services. The Bank will need to satisfy applicable legal requirements and obtain regulatory approval before it may offer trust services. The Company does not offer personal computer based at-home banking at the present time. The Company's customers have not expressed strong interest in at-home electronic banking, and management believes that the Bank's personalized service approach benefits from customer visits to the Bank. Management will continue to evaluate the desirability of adding telephone, electronic and at-home banking services. Should the Bank choose to do so, the Bank could provide one or more of these services at a future date using its third-party service provider.

Competition

     The banking industry in the Bank's market area has experienced substantial consolidation in recent years. Many of the area's locally owned or managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches of other financial institutions. This consolidation has been accompanied by numerous pricing changes, the dissolution of local boards of directors, management and personnel changes and, in the perception of the Company's management, a decline in the level of customer service. With recent changes in interstate banking regulation, this type of consolidation is expected to continue.

     Management believes that this competitive situation, when coupled with the area's growing and diversified economy, creates a favorable opportunity for a new commercial bank managed by experienced local business people. Management's experience indicates that a locally managed community bank can attract customers by providing highly professional personalized attention, responding in a timely manner to product and service requests and exhibiting an active interest in customers' business and personal financial needs. The Bank is currently the only locally managed independent commercial bank with its main office in the Holland-Zeeland area. Management is aware of one savings and loan headquartered in the Holland-Zeeland area.

     The Company's market area is Ottawa County, Michigan. There are many bank, thrift and credit union offices located within the Company's market area. Most are branches of larger financial institutions. The Company also faces competition from finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds and other providers of financial services. Most of the Company's competitors have been in business a number of years, have established customer bases, are larger and have higher lending limits than the Company. The Company competes for loans principally through its ability to communicate effectively with its customers and to understand and meet their needs. Management believes that the Company's personal service philosophy enhances its ability to compete favorably in attracting individuals and small businesses. The Company actively solicits customers and competes for deposits by offering customers personal attention, professional service, and competitive interest rates.

Employees

     As of February 28, 1998, the Bank had 21 full-time and 4 part-time employees, including two commercial loan officers, a mortgage loan officer, a consumer loan officer, two customer service representatives, a vice president of operations and the Bank president. The Company has assembled a staff of experienced, dedicated professionals whose goal is to provide outstanding service. The majority of the Company's management team have at least 10 years of banking experience, and several key personnel have more than 20 years of banking experience.

Properties

     The Company's headquarters and the Bank's main office is located at 51 E. Main Street, Zeeland, Michigan 49464, and the telephone number is (616) 748-9491. The main office consists of approximately 1,700 square feet located on the first floor of an office building and approximately 1,500 square feet in the basement. This location is in the heart of the City of Zeeland on Main Street, which management believes provides recognition and a visible presence in the Holland-Zeeland community. The main office includes three teller stations, two customer service offices, two administrative offices, a vault and safe deposit boxes and an operations center. The Bank has entered into a three year lease with respect to its main office, with renewal options for up to four successive three year terms. The initial rental rate is $800.00 per month, which increases by 7.5% for each three year renewal period. The Bank is also obligated to pay all costs associated with taxes, assessments, maintenance, utilities and insurance. The Bank estimates that it has spent approximately $544,000 on leasehold improvements, furniture, fixtures and equipment for the Zeeland main office.

     The Bank has a full service branch located at 139 East 8th Street in Holland, Michigan. The office consists of approximately 2,200 square feet and includes three teller stations, two offices, three additional offices for commercial lenders, one drive-through lane, and a vault and safe deposit boxes. The Bank intends to add a 24 hour ATM machine within the next two months. The Bank has entered into a seventeen month lease with a renewal option for one additional year. The initial rental rate is $1,700 per month which increases to $1,800 per month during the renewal term. The Bank estimates that it has spent approximately $232,000 on leasehold improvements, furniture, fixtures and equipment for this Holland branch.

     The Bank also has a loan processing branch office located at 106 E. 8th Street in Holland, Michigan. The office consists of approximately 1,200 square feet, including three offices and additional work space in an open office environment. The Bank has entered into a two year lease with renewal options for up to two additional two year terms. The rental rate is $1,600 per month. The facility is indirectly owned by Mr. Smith, the Chairman and Chief Executive Officer of the Company. See "Certain Transactions -- Lease of Real Property."

     The Bank has also leased a branch facility at 701 Maple Avenue, located in the southern part of Holland. This facility will include four teller stations, four offices, three drive-through lanes, a drive-up 24 hour ATM and a vault and safe deposit boxes. The Bank has entered into a two year lease with renewal options for up to four additional three year terms. The initial rental rate is $1,900 per month, and the rental rate for the renewal terms will be adjusted upwards to reflect changes in the Consumer Price Index. The Bank is also obligated to pay all costs associated with taxes, assessments, maintenance, utilities and insurance. The Bank also has an option to purchase the facility during the term of the lease, including any renewal periods, at the appraised value of the property less the book value of any improvements made by the Bank. The Company expects to spend approximately $315,000 on leasehold improvements, furniture, fixtures and equipment to open this branch. The Bank anticipates that this branch will be open for business within the next three months, assuming receipt of the necessary regulatory approvals.

     The Bank has purchased a branch facility located at 2020 Baldwin in Jenison, Michigan, for a purchase price of approximately $355,000. This facility will include four teller stations, four offices, three drive-through lanes, a vault and safe deposit boxes and the Bank intends to add a drive-up ATM. The Bank expects to spend approximately $440,000 on leasehold improvements, furniture, fixtures and equipment at this location. The Bank anticipates that this branch will also be open for business within the next three to six months, assuming receipt of the necessary regulatory approvals.

                                PLAN OF OPERATION

     Assuming the successful completion of this Offering, the Company's plan of operation for the next twelve months does not contemplate the need to raise additional capital during that period. Management believes that its current capital together with the net proceeds from this Offering will provide the Company with adequate capital to support its expected level of deposit and loan growth and to otherwise meet its cash and capital requirements for at least the next two or three years.

     The Company's plan has been to establish its management team within the first few months of its operations. Management believes that it has been successful in establishing its management team and that it can administer the Company's growth for the next two to three years, with the addition of branch managers, tellers and other staff personnel at any new branches that are opened. Management believes that it will hire approximately eight full time equivalent employees for each additional branch that is opened.

     The Bank's main office in Zeeland and its full service and loan processing branches in Holland are leased facilities. The Company has completed substantially all of its planned renovations and equipment purchases with respect to these three facilities. Through January 31, 1998, the Company had spent a total of approximately $816,000 on leasehold improvements, furniture, fixtures and equipment for these three facilities. See "Business -- Properties."

     The Company's plan is to continue to seek out and consider locations for additional branches in its market area. Management believes that multiple branches make the Bank more convenient to its customers and assist the Bank in attracting additional depositors and borrowers. Management anticipates that the Company will add three to four branches in 1998 in addition to the Bank's existing locations, although there can be no assurance that such proposed branches will be added. The Bank has purchased a bank branch facility in Jenison, Michigan for approximately $355,000, and anticipates spending approximately $440,000 on leasehold improvements, furniture, fixtures and equipment for that facility. In addition, the Bank has leased a bank branch facility located in south Holland, and anticipates spending approximately $315,000 on leasehold improvements, furniture, fixtures and equipment for that facility. The Bank has applied for branch approval for the south Holland and Jenison facilities, and anticipates that these branches will be open for business within the next three to six months, assuming receipt of the necessary regulatory approvals. See "Business -- Properties."

     The Company will continue to evaluate its products and services and will consider adding additional products and services as appropriate. For example, the Bank is considering providing trust services in the future, although the Bank will need to satisfy applicable legal requirements and obtain regulatory approval before it may offer trust services. The Company does not offer personal computer based at-home banking at the present time. The Company's customers have not expressed strong interest in at-home electronic banking, and management believes that the Bank's personalized service approach benefits from customer visits to the Bank. Management will continue to evaluate the desirability of adding telephone, electronic and at-home banking services. Should the Bank choose to do so, the Bank could provide one or more of these services at a future date using its third-party service providers.

     As of December  31, 1997,  the Company had a retained  deficit of $165,525, and as of February 28, 1998, the Company had a retained deficit of $476,319. This retained deficit was primarily the result of pre-opening fees and expenses, provision for loan losses and wages paid to employees. Management believes that the Company will generate a net loss for 1998 as a result of expenditures made to build its management team and open its main office and branch facilities, together with the time needed to more effectively utilize its capital and generate loan interest and fee income by making additional loans. Management believes that the expenditures made in 1997 and 1998 will create the infrastructure and lay the foundation for future growth and profitability in subsequent years.

                                   MANAGEMENT

Directors and Executive Officers

     The directors and executive officers of the Company and the Bank are as follows:

                                                                  Positions with               Positions with
                      Name                           Age           the Company                    the Bank
Benj. A. Smith, III............................      54        Chairman, Chief              Chairman and Director
                                                               Executive Officer and
                                                               Director
Philip J. Koning...............................      43        Secretary, Treasurer         President and Director
                                                               and Director
James L. Batts.................................      39        Director                     Director
G. Thomas Boylan...............................      75        Director                     Director

Jessie F. Dalman...............................      64        Director                     Director
Robert E. DenHerder............................      43        Director                     Director

Wayne J. Elhart................................      43        Director                     Director
Brian J. Hansen................................      49        Director                     Director
James L. Jurries...............................      56        Director                     Director
John F. Koetje.................................      62        Director                     Director

     The Company has a classified board of directors, with directors serving staggered three-year terms which expire at the relevant annual shareholders meeting. The terms of Messrs. Koning, DenHerder and Jurries expire in 1999, the terms of Messrs. Smith, Batts, Boylan and Elhart expire in 2000, and the terms of Ms. Dalman and Messrs. Hansen and Koetje expire in 2001. There are no family relationships between or among any of the directors or executive officers named above. The Company will maintain at least two independent directors on its board.

Committees of the Bank

     The Board of Directors of the Bank had six meetings in 1997. During 1997, each of the directors attended more than 75% of the combined aggregate number of Board meetings and meetings of Board committees on which each served. The Bank also has several committees, composed as follows: Loan Committee (Messrs. Smith, Koning, Boylan, DenHerder and Hansen); Investment Committee (Messrs. Smith, Koning and Boylan); and Audit Committee (Messrs. Boylan, DenHerder and Hansen).

Experience of Directors and Executive Officers

     The experience and backgrounds of the directors and executive officers of the Company and the Bank are summarized below:

     Benj. A. Smith, III is the Chairman, Chief Executive Officer and a director of the Company and is also Chairman and a director of the Bank. Mr. Smith is an investment advisor and has served from 1992 to the present as the President of Smith & Associates Investment Management Services, an investment management firm located in

Holland, Michigan. Prior to 1992, Mr. Smith gained 21 years of banking experience at FMB and its subsidiary FMB- First Michigan Bank of Zeeland, Michigan. During his employment at FMB he was responsible for the consolidation of the trust department and investment function under a registered investment advisor, the development and introduction of mutual funds at FMB, the establishment of a broker-dealer operation and the implementation of various employee compensation and stock ownership plans. From 1991 to 1992, Mr. Smith served as Chief Executive Officer of FMB- Financial Group, a wholly owned subsidiary of FMB, which was comprised of a life insurance subsidiary, a trust services bank, a registered broker-dealer and an investment advisory company. Mr. Smith earned a Bachelor of Science degree from Purdue University and a Master of Business Administration, Finance, from Indiana State University. Mr. Smith is a member of the Holland Chamber of Commerce, the Holland Better Business Bureau and the Holland Country Club.

     Philip J. Koning has served as President of the Bank since its inception in November, 1997, and serves as the Secretary and Treasurer of the Company and as a director of both the Company and the Bank. Mr. Koning was employed by Smith & Associates Investment Management Services prior to February 1998. Mr. Koning has over 23 years of commercial banking experience, most recently from 1984 to 1997 with First of America Bank in Holland, where he served as a Community Bank President. Mr. Koning earned a Bachelor of Science in Accounting from Grand Valley State University and a Masters of Business Administration, Finance, from the Seidman Graduate College at Grand Valley State University. Mr. Koning is Chairman of the Zeeland Board of Public Works and a member of the Rotary Club of Holland, the Zeeland Christian School Endowment Committee, HOMECOR (an agency enhancing neighborhoods through private initiative), the City of Holland's Strategic Planning Committee, the Windmill Advisory Committee and the Holland Country Club.

     James L. Batts is a director of the Company and the Bank. Mr. Batts has been employed by Batts Inc., a manufacturer of coat hangers, since 1993, most recently as Vice President, International. Mr. Batts is a director of the West Ottawa Public Schools Foundation in Holland, Michigan. Mr. Batts was a director of the Zeeland Chamber of Commerce from 1991 to 1996, and served as President in 1996. Mr. Batts earned a Bachelor of Business Administration degree in Finance and a Masters in Business Administration from Western Michigan University.

     G. Thomas Boylan is a director of the Company and the Bank. Mr. Boylan is the President of Light Metals Corporation, a manufacturing company located in Wyoming, Michigan, where he has been employed since 1947.

     Jessie F. Dalman is a director of the Company and the Bank. Ms. Dalman is serving her fourth term in the Michigan House of Representatives representing the 90th District (Holland). Ms. Dalman serves as Minority Vice Chair of the Education Committee and is also a member of the Judiciary Committee and the Colleges and Universities Committee. Prior to her election to the Michigan legislature, Ms. Dalman served for twelve years as an Ottawa County Commissioner representing Holland City and Park Township. Ms. Dalman earned a Bachelor of Arts degree in Business Administration from Michigan State University and a Master of Arts degree in Economics from the University of Michigan.

     Robert E. DenHerder is a director of the Company and the Bank. Mr. DenHerder is the President of Uniform Color Co., a company located in Holland, Michigan, which manufactures color concentrate for the plastics industry focusing on automotive suppliers. Mr. DenHerder has been employed at Uniform Color Co. since 1981. Mr. DenHerder is a member of the Society of Plastics Engineers, Ducks Unlimited and the Macatawa Area Coordinating Council.

     Wayne J. Elhart is a director of the Company and the Bank. Mr. Elhart has served since 1990 as the President of Elhart Pontiac GMC Jeep in Holland, Michigan. Mr. Elhart serves as the President of both the West Michigan Pontiac Dealers Advertising Association and the Out of State Jeep Dealers Advertising Association. Mr. Elhart is a graduate of Northwood University where he earned a Bachelor of Business Administration Degree.

     Brian J. Hansen is a director of the Company and the Bank. Mr. Hansen is the President of Dew-El Portables, Inc., a company located in Holland, Michigan, which sells and leases modular buildings primarily to the school market, where he has been employed since 1992. From 1985 to the time he sold the Company in 1994, Mr. Hansen was the president for Dew-El Corporation, a company which sold products to the school market. Mr. Hansen is a former member of the Board of Directors of FMB-First Michigan Bank, Zeeland, Michigan. Mr. Hansen is a member of the Holland Jaycees, the past President of the Holland Chapter of Michigan Steelheaders and past President and an organizing member of Wildlife Unlimited, where he is currently chairman of its long range planning development committee for its outdoor learning center. Mr. Hansen has served on various committees at Our Lady of the Lake Church and is presently serving as the owner's representative to the architect/general contractor for the church's building program. Mr. Hansen is a member, and has served on the Board, of the Holland Country Club.

     James L. Jurries is a director of the Company and the Bank. Mr. Jurries has served since 1992 as President of Jurries Capital Management, Inc., a real estate, venture capital and investment company located in Holland, Michigan. From 1989 to 1992, Mr. Jurries owned and developed a ten-store Blockbuster Video franchise which he sold to Blockbuster Video in 1992. Mr. Jurries also worked as a commercial loan officer for seven years. Mr. Jurries earned a Bachelor of Arts in Economics from Hope College in Holland and a Master of Business Administration from the University of Michigan. Mr. Jurries is a former member of the Board of Advisors of First of America-West Michigan. Mr. Jurries is a past charter board member of Wildlife Unlimited. Currently, Mr. Jurries is a member of the National Board of Ruffed Grouse Society, the Holland Country Club, the Chamber of Commerce, and several ad hoc committees of religious, charitable, and municipal organizations in Holland, Michigan.

     John F. Koetje is a director of the Company and the Bank. Mr. Koetje is a partner in John F. Koetje and Associates, a West Michigan builder of residential and light commercial real estate and apartment complexes where he has been employed for 35 years. Mr. Koetje is Vice President of the Georgetown Township EDC Board and is a member of the Grand Rapids Home Builders Association and a member of the Hudsonville Christian School Society.

Director Compensation

     No salaries or other remuneration have been paid by the Company to its directors or officers except that the Company has granted to each of Messrs. Smith, Boylan, Den Herder, Koning and a former director of the Bank an option to purchase 4,000 shares of Common Stock. Effective March 18, 1998, the Company awarded stock options to purchase 2,000 shares of Common Stock to each of Messrs. Smith, Batts, Boylan, DenHerder, Elhart, Hansen, Jurries and Koetje and Ms. Dalman. All stock options are granted at no cost to the recipient. See "-- Stock Option Information." All of the directors of the Company are also directors of the Bank, and all of the officers of the Company are also officers of the Bank and receive compensation for officer positions with the Bank.

     No directors' fees have been paid or will be paid during the Bank's first year of operations. It is anticipated that after its first year of operations, the Bank will pay each director reasonable fees for service on the Board, which will be comparable to fees paid by other local banks. It is not anticipated that the Company will pay any cash fees to directors for the foreseeable future. However, non-employee directors may receive grants of stock options under the Directors Stock Option Plan. See "-- Directors Stock Option Plan."

Executive Compensation

     Executive officers of the Company who are also employees of the Bank receive no additional compensation for their positions with the Company. No executive officer of the Bank is paid an annual salary in excess of $80,000, except Mr. Koning whose annual salary is $150,000. The following table sets forth the compensation paid by the Bank to the persons indicated during the period from the Bank's organization through December 31, 1997.

                                                    SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------
                                                                             Long Term
                                                                             Compensation
                                          Annual Compensation                Awards
            (a)             (b)                  (c)        (d)              (g)                    (i)
                                                                             Securities             All Other
         Name and                                                            Underlying             Compensation
    Principal Position      Year             Salary ($)     Bonus ($)        Options/SARs (#)       ($)
Benj. A. Smith, III
Chief Executive Officer
 of the Company             1997            $     0         $ 0                 4,000                 --- (1)


Philip J. Koning
President of the Bank       1997             $28,075        $ 0                 4,000                 ---

(1) Excludes amounts paid to Smith & Associates. See "Certain Transactions -- Pre-Opening Services."

Stock Option Information

     No stock options were granted by the Company from its inception through December 31, 1997. As of February 1, 1998, no stock options or other awards had been granted pursuant to the Company's Stock Compensation Plan. Effective January 25, 1998, the Company awarded stock options to purchase 4,000 shares to each of Messrs. Smith, Boylan, DenHerder, Koning and a former director of the Bank, which become exercisable one year after the grant date. These stock options were granted pursuant to the 1998 Directors' Stock Option Plan, have an exercise price of $10.00 per share, are exercisable beginning January 25, 1999, and expire on January 25, 2008.

     Effective March 18, 1998, the Company awarded stock options to purchase 2,000 shares of Common Stock to each of Messrs. Smith, Batts, Boylan, DenHerder, Elhart, Hansen, Jurries and Koetje and Ms. Dalman, which become exercisable one year after the grant date. These stock options were granted pursuant to the 1998 Directors' Stock Option Plan, have an exercise price of $10.00 per share, are exercisable beginning March 18, 1999, and expire on March 18, 2008.

     On March 18, 1998, the Company awarded stock options to purchase an aggregate of 24,100 shares of Common Stock to certain employees of the Company. These stock options were granted pursuant to the Employee Stock Compensation Plan, have an exercise price of $10.00 per share, are exercisable one year from the day immediately preceeding the effective date of this Offering, and expire ten years from the day immediately preceeding the effective date of this offering.

Employee Stock Compensation Plan

     The Company has adopted and its shareholders have approved the Macatawa Bank Corporation Stock Compensation Plan (the "Plan"). The purpose of the Plan is to promote the long-term success of the Company for the benefit of its shareholders through stock-based compensation by aligning the personal interests of the Company's key employees with those of its shareholders. The Plan is designed to allow key employees of the Company and certain of its subsidiaries to participate in the Company's future, as well as to enable the Company to attract, retain, and reward such employees. Eligibility is determined by the Committee. As of the date of this Prospectus, options to purchase an aggregate of 24,100 shares of Common Stock at an exercise price of $10.00 per share have been granted pursuant to the Plan.

     Administration. The Plan is administered by a committee of the Board of Directors (the "Committee"). The Committee will be composed of at least three directors, each of whom is not an employee of the Company. Each member of the Committee is required to be a "disinterested person" within the meaning of Rule 16b-3 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, and no member of the Committee is eligible to participate in the Plan. Subject to the Company's Articles, Bylaws, and the provisions of the Plan, the Committee has the authority to select key employees to whom Awards (as defined below) may be awarded; the type of Awards (or combination thereof) to be granted; the number of shares of Common Stock to be covered by each Award;

and the terms and conditions of any Award, such as conditions of forfeiture, transfer restrictions and vesting requirements.

     The Plan provides for the granting of a variety of stock-based Awards, described in more detail below, such as stock options, including incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), restricted stock, performance shares, and other stock-based awards. These Awards are granted at no cost to the recipients. The term of the Plan is ten years; no Awards may be granted under the Plan after January 25, 2008.

     Types of Awards. The following types of awards ("Awards") may be granted under the Plan:

     An "Option" is a contractual right to purchase a number of shares at a price determined at the date the Option is granted. Options include incentive stock options, as defined in Section 422 of the Code, as well as nonqualified stock options. The exercise price included in both incentive stock options and nonqualified stock options must equal at least 100% of the fair market value of the Common Stock at the date of grant. Options are granted at no cost to the recipients.

     "Restricted Stock" are shares of Common Stock granted to an employee for no or nominal consideration. Title to the shares passes to the employee at the time of the grant; however, the ability to sell or otherwise dispose of the shares is subject to restrictions and conditions determined by the Committee.

     "Performance Shares" are an Award of the right to receive stock or cash of an equivalent value at the end of the specified performance period upon the attainment of specified performance goals.

     An "Other Stock-Based Award" is any other Award that may be granted under the Plan that is valued in whole or in part by reference to or is payable in or otherwise based on Common Stock.

     Shares Subject to Plan. A total of 100,000 shares of the Company's Common Stock are reserved for use under the Plan. The shares to be issued under the Plan will be authorized and unissued shares, including shares reacquired by the Company which have that status. The number of shares that may be issued under the Plan and the number of shares subject to Options are subject to adjustments in the event of a merger, reorganization, consolidation, recapitalization, stock dividend, stock split or other change in corporate structure affecting the Common Stock. Subject to certain restrictions, unexercised Options, lapsed shares of Restricted Stock, and shares surrendered in payment for exercised Options may be reissued under the Plan.

     Termination or Amendment of the Plan. The Board may at any time amend, discontinue, or terminate the Plan or any part thereof; however, unless otherwise required by law, the rights of a participant may not be impaired without the consent of such participant. In addition, without the approval of the Company's shareholders, no amendment may be made which would increase the aggregate number of shares of Common Stock that may be issued under the Plan, change the definition of employees eligible to receive Awards under the Plan, extend the maximum option period under the Plan, decrease the Option price of any Option to less than 100% of the fair market value on the date of grant, otherwise materially increase the benefits to participants in the Plan or cause the Plan not to comply with certain applicable securities and tax law requirements.

     Eligibility. Key employees of the Company and its designated subsidiaries are eligible to be granted Awards under the Plan. Eligibility is determined by the Committee.

     Participation and Assignability. Neither the Plan nor any Award agreement granted under the Plan entitles any participant or other employee to any right to continued employment by the Company or any subsidiary. Generally, no Award, Option, or other benefit payable under the Plan may, except as otherwise specifically provided by law, be subject in any manner to assignment, transfer, or encumbrance. However, Nonqualified Stock Options may be transferred without consideration to: (i) an immediate family member of the optionee, (ii) a trust for the benefit of the immediate family members of the optionee, or (iii) a partnership or limited liability Company whose only partners or members are immediate family members of the optionee, if the optionee satisfies such conditions to the transfer as may be required by the Committee. Upon termination of employment, any portion of unexercised Options which are exercisable on the termination date must generally be exercised within three months of the termination date for any termination other than as a result of the death, disability, or retirement of the employee, in which case the Plan provides for longer exercise periods.

     Federal Tax Consequences. The following summarizes the consequences of the grant and acquisition of Awards under the Plan for federal income tax purposes, based on management's understanding of existing federal income tax laws. This summary is necessarily general in nature and does not purport to be complete. Also, state and local income tax consequences are not discussed and may vary from locality to locality.

     Options. Plan participants will not recognize taxable income at the time an Option is granted under the Plan unless the Option has a readily ascertainable market value at the time of grant. Management understands that Options to be granted under the Plan will not have a readily ascertainable market value; therefore, income will not be recognized by participants before the time of exercise of an Option. For nonqualified stock options, the difference between the fair market value of the shares at the time an Option is exercised and the Option price generally will be treated as ordinary income to the optionee, in which case the Company will be entitled to a deduction equal to the amount of the optionee's ordinary income. With respect to incentive stock options, participants will not realize income for federal income tax purposes as a result of the exercise of such Options. In addition, if common stock acquired as a result of the exercise of an incentive stock option is disposed of more than two years after the date the Option is granted and more than one year after the date the Option was exercised, the entire gain, if any, realized upon disposition of such common stock will be treated for federal income tax purposes as capital gain. Under these circumstances, no deduction will be allowable to the Company in connection with either the grant or exercise of an incentive stock option. Exceptions to the general rules apply in the case of a "disqualifying disposition." If a participant disposes of shares of common stock acquired pursuant to the exercise of an incentive stock option before the expiration of one year after the date of exercise or two years after the date of grant, the sale of such stock will be treated as a "disqualifying disposition." As a result, such a participant would recognize ordinary income and the Company would be entitled to a deduction in the year in which such disposition occurred.

     The amount of the deduction and the ordinary income recognized upon a disqualifying disposition would generally be equal to the lesser of: (a) the sale price of the shares sold minus the Option price, or (b) the fair market value of the shares at the time of exercise and minus the Option price. If the disposition is to a related party (such as a spouse, brother, sister, lineal descendant, or certain trusts for business entities in which the seller holds a direct or indirect interest), the ordinary income recognized generally is equal to the excess of the fair market value of the shares at the time of exercise over the exercise price. Any additional gain recognized upon disposition, in excess of the ordinary income, will be taxable as capital gain. In addition, the exercise of incentive stock options may result in an alternative minimum tax liability.

     Restricted Stock. Recipients of shares of Restricted Stock that are not "transferable" and are subject to "substantial risk of forfeiture" at the time of grant will not be subject to federal income taxes until the lapse or release of the restrictions on sale of the shares, unless the recipient files a specific election under the Code to be taxed at the time of grant. The recipient's income and the Company's deduction will be equal to the excess of the then fair market value (or sale price) of the shares less any purchase price.

     Performance Shares. Participants are not taxed upon the grant of Performance Shares. Upon receipt of the underlying shares or cash, a participant will be taxed at ordinary income tax rates (subject to withholding) on the amount of cash received and/or the current fair market value of stock received, and the Company will be entitled to a corresponding deduction. The participant's basis in any Performance Shares received will be equal to the amount of ordinary income on which he or she was taxed and, upon subsequent disposition, any gain or loss will be capital gain or loss.

Directors Stock Option Plan

     The Company has adopted and its shareholders have approved the Macatawa Bank Corporation 1998 Directors' Stock Option Plan (the "Directors Plan"). The Directors Plan is intended to encourage stock ownership by nonemployee directors of the Company and the Bank, and to provide those individuals with additional incentive to manage the Company and the Bank effectively and to contribute to its success. The Directors Plan is also intended to provide a form of compensation that will attract and retain highly qualified individuals as nonemployee members of the Board of Directors of the Company and the Bank.

     Grant of Options. Options have been granted under the Directors Plan to each of the Bank's original directors (Messrs. Boylan, Den Herder, Koning, Smith and a former director of the Bank) to purchase 4,000 shares of the Company's Common Stock at a price of $10.00 per share (the "Organizer Options"). Effective March 18, 1998, the Company awarded stock options to purchase 2,000 shares to each of Messrs. Smith, Batts, Boylan, DenHerder, Elhart, Hansen, Jurries and Koetje and Ms. Dalman. In the future options under the Plan may only be granted to directors who are not employed by the Company or any subsidiary. The Directors Plan authorizes the Board of Directors to develop a formula for future option grants but that formula has not yet been developed. All Options granted under the Directors Plan become exercisable one year after the date of grant, including Organizer Options. Options are granted at no cost to the recipient.

     The term of each option granted under the Directors Plan is 10 years from the date of grant subject to earlier termination at the end of three years following the director's termination of services as a director, except for the Organizer Options, which continue for a full 10 years from the date granted. The option price for each option must equal 100% of the fair market value of the Company's Common Stock on the date the option is granted. In general, no option may be exercisable in whole or in part prior to the first anniversary of the date of grant of the option. The Directors Plan does not obligate the Company, its Board of Directors or its shareholders to retain an optionee as a director of the Company or the Bank.

     Administration. The Directors Plan is administered by a committee of the Board of Directors (the "Directors Plan Committee"). The Directors Plan Committee will be composed of at least three directors, each of whom is not an employee of the Company. Each member of the Directors Plan Committee is required to be a "disinterested person" within the meaning of Rule 16b-3 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. The Directors Plan Committee's authority is limited to interpreting the provisions of the Directors Plan and supervising its administration, including the power to adopt procedures and regulations for administrative purposes.

     Shares Subject to Plan. A total of 40,000 shares of the Company's Common Stock are reserved for issuance under the Directors Plan. The shares of Common Stock that may be issued under the Directors Plan pursuant to the exercise of options will consist of authorized and unissued shares, which may include shares reacquired by the Company. The Directors Plan provides for an equitable adjustment in the number, kind, or price of shares of Common Stock covered by options in the event the outstanding shares of Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares of the Company through stock dividends or similar changes. Shares previously reserved for issuance under unexercised Options which terminate, whether by expiration or otherwise, may again be reserved for issuance under a subsequent Award.

     Termination or Amendment of the Plan. The Board of Directors of the Company may amend or terminate the Directors Plan with respect to shares not subject to options at the time of amendment or termination. The Directors Plan may not be amended without shareholder approval if the amendment would increase the maximum number of shares that may be issued under the Directors Plan, extend the term of the options, decrease the price at which options may be granted, remove the administration of the Directors Plan from the Directors Plan Committee, change the class of persons eligible to receive options or permit the granting of options under the Directors Plan after January 25, 2008. Unless terminated earlier by the Board of Directors, the Directors Plan will expire on January 25, 2008.

     Transferability of Options and Common Stock. Generally, options granted under the Directors Plan may be transferred only by will or according to the laws of descent and distribution. However, options may be transferred without consideration to: (i) an immediate family member of the optionee, (ii) a trust for the benefit of the immediate family members of an optionee, or (iii) a partnership or limited liability company whose only partners or members are immediate family members of an optionee, if the optionee satisfies such conditions to the transfer as may be required by the Directors Plan Committee. Options may be exercised only by an optionee or a permitted transferee during an optionee's lifetime. Upon the death of an optionee, all Options held by the decedent, or his or her permitted transferees, and not yet exercisable, become fully exercisable. Before issuing any shares upon the exercise of an option, the Company may require the optionee or the permitted transferee to represent in writing that the shares are being acquired for investment and not for resale. The Company may also delay issuance of the shares until all appropriate registrations or qualifications under federal and state securities laws have been completed.

     Federal Tax Consequences. The following summarizes the consequences of the grant and exercise of options under the Directors Plan for federal income tax purposes, based on management's understanding of existing federal income tax laws. This summary is necessarily general in nature and does not purport to be complete. Also, state and local income tax consequences are not discussed and may vary from locality to locality.

     Optionees will not recognize taxable income at the time an option is granted under the Directors Plan unless the option has a readily ascertainable market value at the time of grant. Management understands that options granted under the Directors Plan will not have a readily ascertainable market value; therefore, income will not be recognized by participants before the time of exercise of an option. Because options granted under the Directors Plan will not qualify as incentive stock options under the Code, the difference between the fair market value of the shares at the time an option is exercised and the option exercise price generally will be treated as ordinary income to the optionee. The Company is entitled to a corresponding deduction equal to the amount of an optionee's ordinary income.

     Tax consequences to the holder of the shares will arise again at the time the shares of Common Stock are sold. In general, if the shares have been held for more than one year, the gain or loss will be treated as long-term capital gain or loss, but, under current law, the shares must have been held for more than 18 months for the most advantageous tax rate. Otherwise, the gain or loss will be treated as short-term capital gain or loss. The amount of any gain or loss will be calculated under the general principles for determining gain and loss, and will equal the difference between the amount realized in the sale and the tax basis of the shares of Common Stock. The tax basis will generally equal the cost of the shares (the option exercise price paid) plus any income recognized upon exercise of the option.

                              CERTAIN TRANSACTIONS

Lease of Real Property

     The Bank leases its Holland office located at 106 E. 8th Street, Holland, Michigan 49423, from a corporation wholly owned by Benj. A. Smith, III, the Chairman and a director of the Company and the Bank. The terms of the lease were negotiated on an arm's-length basis. The Company believes that the rent and other terms reflect fair market value. See "Business -- Properties."

Pre-Opening Services

     Smith & Associates, which is wholly owned by Benj. A. Smith, III, the Company's Chairman and Chief Executive Officer, received a payment of $50,000 plus expenses for services rendered in connection with the organization and commencement of operations of the Bank. These services included, among other things, preparation of regulatory filings and activities associated with the pre-opening organization of the Bank, including locating and hiring management, locating and leasing appropriate space, and negotiating and completing the acquisition of assets and services utilized by the Bank. The Company believes that the amount represents the fair market value of the services rendered.

Banking Transactions

     The directors and officers of the Company and the Bank have had and are expected to have banking and other transactions with the Company and the Bank in the ordinary course of business. Related party loans totaled approximately $491,000 at February 28, 1998. All transactions between the Company and affiliated persons, including 5% shareholders, are and will be on terms no less favorable to the Company than could be obtained from independent third parties. Any loans and commitments to lend to such affiliated persons will be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties of similar creditworthiness.

Indemnification

     The Articles and Bylaws of the Company provide for the indemnification of directors and officers of the Company and the Bank, including reasonable legal fees, incurred by such directors and officers while acting for or on behalf of the Company or the Bank as a director or officer, subject to certain limitations. See "Description of Capital Stock -- Anti-Takeover Provisions." The Company has purchased directors' and officers' liability insurance for directors and officers of the Company and the Bank.

Formation of Bank Holding Company

     On February 18, 1997, the Bank became a wholly owned subsidiary of the Company pursuant to a Consolidation Agreement filed with and approved by the Federal Reserve Board and the FIB. Pursuant to the Consolidation Agreement, each issued and outstanding share of common stock of the Bank was converted into 1.15 shares of Common Stock of the Company. Directors and executive officers of the Company and the Bank held an aggregate of 135,000 shares of common stock of the Bank and received in exchange for such shares an aggregate of 155,250 shares of Common Stock of the Company. See "Recent Developments" and "Dilution."

Subsequent Transactions

     All future material transactions between the Company and its affiliates will be entered into on terms that are no less favorable to the Company than those which can be obtained from unaffil iated third parties. Any such transactions, including any issuance of preferred stock, will be approved by a majority of the Company's independent directors who do not have an interest in the transaction and who have had access, at the Company's expense, to the Company's legal counsel.

                             PRINCIPAL SHAREHOLDERS

     The table below sets forth, as of March 23, certain information regarding the beneficial ownership of the Common Stock by: (i) each person who is known to the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each of the directors of the Company and (iii) all directors and executive officers of the Company as a group, both before and after giving effect to this Offering.

                             Common Stock           Percent of Class     Shares expected
                             Beneficially           Prior to the         to be Purchased        Percent of Class
Name and Address             Owned(1)               Offering             in the Offering(2)     After the Offering
----------------             ------------------     -----------------    -------------------    --------------
Benj. A. Smith, III (3)(4)
167 West 11th Street
Holland, MI 49423. . . . .          40,250                 4.3%               17,500                 2.6%
Philip J. Koning(4)
227 101st Avenue                    11,500                 1.2%                5,000                   *
Zeeland, MI 49464. . . . .
James L. Batts(4)
9097 Lake Shore Dr.
West Olive, MI 49460 . . .          11,500                 1.2%                5,000                   *
G. Thomas Boylan(4)
458 Maple Lane
Saugatuck, MI 49453. . . .          40,250                 4.3%               17,500                 2.6%
Jessie F. Dalman(4)
450 Brecado Court
Holland, MI 49423. . . . .             --                    *                 5,000                   *
Robert E. DenHerder(4)
10836 Riley Street
Holland, MI 49424. . . . .          40,250                 4.3%               17,500                 2.6%
Wayne J. Elhart(4)
2007 Lakeway Dr.
Holland, MI 49423. . . . .          17,250                 1.8%                7,500                 1.1%
Brian J. Hansen(4)
356 Cottage Lane
Holland, MI 49424. . . . .          23,000                 2.5%               10,000                 1.5%
James L. Jurries(5)
444 Brecado Court
Holland, MI 49423. . . . .          23,000                 2.5%               10,000                 1.5%
John F. Koetje(4)
6724 36th Avenue
Hudsonville, MI 49426. . .          23,000                 2.5%               10,000                 1.5%
All executive officers
and directors as a group
(10 people) (3)(4) . . . .         230,000                24.5%              105,000                15.0%
----------------------
*Less than 1.0%

(1) For purposes of this disclosure, shares are considered to be "beneficially" owned if the person has, or shares the power to vote or direct the voting of shares, the power to dispose of or direct the disposition of the shares or the right to acquire beneficial ownership within 60 days. Except as otherwise set forth in the following footnotes, directors and officers have sole voting and investment power or share voting and investment power with their wives.

(2) Based upon the number of shares of Common Stock that the persons indicated have informed the Company that they intend to purchase in this Offering.

(3)      Includes 15,900 shares of Common Stock held by Mr. Smith's wife.

(4)      Excludes  4,000 shares of Common  Stock  subject to options  granted to each of the named directors, other than Mr. Hansen, under the Directors Stock Option Plan, but which are not exercisable until January 25, 1999. Also excludes 2,000 shares of Common Stock subject to options granted to each of Messrs. Smith, Batts, Boylan, DenHerder, Elhart, Hansen, Jurries and Koetje and Ms. Dalman under the Directors Stock Option Plan, but which are not exercisable until March 18, 1999.

(5) Includes 17,250 shares held by trusts for the benefit of Mr. Jurries' children for which Mr. Jurries serves as trustee.

                           SUPERVISION AND REGULATION

     The following is a summary of certain statutes and regulations affecting the Company and the Bank. This summary is qualified in its entirety by such statutes and regulations. A change in applicable laws or regulations may have a material effect on the Company, the Bank and the business of the Company and the Bank.

General

     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the FDIC, the Commissioner of the Michigan Financial Institutions Bureau ("Commissioner"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

     Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Bank, and the public, rather than shareholders of the Bank or the Company.

     Federal law and regulations establish supervisory standards applicable to the lending activities of the Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

The Company

     General. The Company is a bank holding company and, as such, is registered with, and subject to regulation by, the Federal Reserve Board under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, the Company is subject to periodic examination by the Federal Reserve Board, and is required to file with the Federal Reserve Board periodic reports of its operations and such additional information as the Federal Reserve Board may require.

     In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not do so absent such policy. In addition, if the Commissioner deems the Bank's capital to be impaired, the Commissioner may require the Bank to restore its capital by a special assessment upon the Company as the Bank's sole shareholder. If the Company were to fail to pay any such assessment, the directors of the Bank would be required, under Michigan law, to sell the shares of the Bank's stock owned by the Company to the highest bidder at either a public or private auction and use the proceeds of the sale to restore the Bank's capital.

     Investments and Activities. In general, any direct or indirect acquisition by the Company of any voting shares of any bank which would result in the Company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the Company with another bank company, will require the prior written approval of the Federal Reserve Board under the BHCA. In acting on such applications, the Federal Reserve Board must consider various statutory factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act. Effective September 29, 1995, bank holding companies may acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring company and all of its insured depository institution affiliates.

     The merger or consolidation of an existing bank subsidiary of the Company with another bank, or the acquisition by such a subsidiary of assets of another bank, or the assumption of liability by such a subsidiary to pay any deposits in another bank, will require the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the BHCA and/or the Commissioner under the Michigan Banking Code, may be required.

     With certain limited exceptions, the BHCA prohibits any bank company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non-banking activity is one that the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under current Federal Reserve Board regulations, such permissible non-banking activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. As a result of recent amendments to the BHCA, well-capitalized and well-managed bank holding companies may engage de novo in certain types of non-banking activities without prior notice to, or approval of, the Federal Reserve Board, provided that written notice of the new activity is given to the Federal Reserve Board within 10 business days after the activity is commenced. If a bank company wishes to engage in a non-banking activity by acquiring a going concern, prior notice and/or prior approval will be required, depending upon the activities in which the company to be acquired is engaged, the size of the company to be acquired and the financial and managerial condition of the acquiring bank company.

     In evaluating a proposal to engage (either de novo or through the acquisition of a going concern) in a non-banking activity, the Federal Reserve Board will consider various factors, including among others the financial and managerial resources of the bank company, and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of the bank company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern.

     Capital Requirements. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

     The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a leverage capital requirement expressed as a percentage of total assets, and (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets. The leverage capital requirement consists of a minimum ratio of Tier 1 capital (which consists principally of shareholders' equity) to total assets of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others. The risk- based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital.

     The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, Federal Reserve Board regulations provide that additional capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels. The Federal Reserve Board has not advised the Company of any specific minimum Tier 1 Capital leverage ratio applicable to it.

     Dividends. The Company is a corporation separate and distinct from the Bank. Most of the Company's revenues will be received by it in the form of dividends, if any, paid by the Bank. Thus, the Company's ability to pay dividends to its shareholders will indirectly be limited by statutory restrictions on its ability to pay dividends. See "Supervision and Regulation - the Bank - Dividends." Further, the Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve Board expressed its view that a bank company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which can only be funded in ways that weakened the bank company's financial health, such as by borrowing. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over the Bank are possessed by the FDIC. The "prompt corrective action" provisions of federal law and regulation authorizes the Federal Reserve Board to restrict the payment of dividends by the Company for an insured bank which fails to meet specified capital levels.

     In addition to the restrictions on dividends imposed by the Federal Reserve Board, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution a corporation, such as the Company, can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution. The Company is authorized to issue preferred stock but it has no current plans to issue any such preferred stock.

The Bank

     General. The Bank is a Michigan banking corporation and its deposit accounts are insured by the Bank Insurance Fund (the "BIF") of the FDIC. As a BIF-insured Michigan chartered bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the Commissioner, as the chartering authority for Michigan banks, and the FDIC, as administrator of the BIF. These agencies and the federal and state laws applicable to the Bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

     Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their respective levels of capital and results of supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

     The Federal Deposit Insurance Act ("FDIA") requires the FDIC to establish assessment rates at levels which will maintain the Deposit Insurance Fund at a mandated reserve ratio of not less than 1.25% of estimated insured deposits. Accordingly, the FDIC established the schedule of BIF insurance assessments for the first semi-annual assessment period of 1998, ranging from 0% of deposits for institutions in the lowest risk category to .27% of deposits for institutions in the highest risk category.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

     Commissioner Assessments. Michigan banks are required to pay supervisory fees to the Commissioner to fund the operations of the Commissioner. The amount of supervisory fees paid by a bank is based upon the bank's total assets, as reported to the Commissioner.

     FICO Assessments. Pursuant to federal legislation enacted September 30, 1996, the Bank, as a member of the BIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation ("FICO"). FICO was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund (the "SAIF") which insures the deposits of thrift institutions. Until January 1, 2000, the FICO assessments made against BIF members may not exceed 20% of the amount of FICO assessments made against SAIF members. Currently, SAIF members pay FICO assessments at a rate equal to approximately 0.063% of deposits while BIF members pay FICO assessments at a rate equal to approximately 0.013% of deposits. Between January 1, 2000 and the maturity of the outstanding FICO obligations in 2019, BIF members and SAIF members will share the cost of the interest on the FICO bonds on a pro rata basis. It is estimated that FICO assessments during this period will be less than 0.025% of deposits

     Capital Requirements. The FDIC has established the following minimum capital standards for state-chartered, FDIC-insured non-member banks, such as the Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, FDIC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities. As a condition to regulatory approval of the Bank's formation, the Bank was required to have an initial capitalization sufficient to provide a ratio of Tier 1 capital to total estimated assets of at least 8% at the end of the third year of operation.

     Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Federal regulations define these capital categories as follows:

                                           Total                  Tier 1
                                           Risk-Based             Risk-Based
                                           Capital Ratio          Capital Ratio           Leverage Ratio
Well capitalized                           10% or above           6% or above             5% or above
Adequately capitalized                       8% or above          4% or above             4% or above
Undercapitalized                           Less than 8%           Less than 4%            Less than 4%
Significantly undercapitalized             Less than 6%           Less than 3%            Less than 3%
Critically undercapitalized                          --                     --            A ratio of tangible
                                                                                          equity to total assets
                                                                                          of 2% or less

     Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

     In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

     Dividends. Under Michigan law, the Bank is restricted as to the maximum amount of dividends it may pay on its common stock. The Bank may not pay dividends except out of net profits after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the Bank has a surplus less than the amount of its capital, it may not declare or pay any dividend until an amount equal to at least 10% of net profits for the preceding one-half year (in the case of quarterly or semi-annual dividends) or full-year (in the case of annual dividends) has been transferred to surplus.

A Michigan state bank may, with the approval of the Commissioner, by vote of shareholders owning 2/3 of the stock eligible to vote increase its capital stock by a declaration of a stock dividend, provided that after the increase the bank's surplus equals at least 20% of its capital stock, as increased. The Bank may not declare or pay any dividend until the cumulative dividends on preferred stock (should any such stock be issued and outstanding) have been paid in full. The Bank's Articles of Incorporation do not authorize the issuance of preferred stock and there are no current plans to seek such authorization.

     Federal law generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, the FDIC may prohibit the payment of dividends by the Bank, if such payment is determined, by reason of the financial condition of the Bank, to be an unsafe and unsound banking practice.

     Insider Transactions. The Bank is subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the Company or its subsidiaries, on investments in the stock or other securities of the Company or its subsidiaries and the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company, and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which the Bank maintains a correspondent relationship.

     Safety and Soundness Standards. The federal banking agencies have adopted guidelines to promote the safety and soundness of federally insured depository institutions. These guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan , or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

     State Bank Activities. Under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with federal law. These restrictions are not currently expected to have a material impact on the operations of the Bank.

     Consumer Protection Laws. The Bank's business includes making a variety of types of loans to individuals. In making these loans, the Bank is subject to State usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, the Bank is subject to extensive regulation under State and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Bank and its directors and officers.

     Branching Authority. Michigan banks, such as the Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals (including the approval of the Commissioner and the FDIC).

     Effective June 1, 1997 (or earlier if expressly authorized by applicable state law), the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by IBBEA only if specifically authorized by state law. The legislation allowed individual states to "opt-out" of interstate branching authority by enacting appropriate legislation prior to June 1, 1997.

     Michigan did not opt out of IBBEA, and now permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the Commissioner,
(i) the acquisition of all or substantially all of the assets of a Michigan-chartered bank by an FDIC- insured bank, savings bank, or savings and loan association located in another state, (ii) the acquisition by a Michigan-chartered bank of all or substantially all of the assets of an FDIC-insured bank, savings bank or savings and loan association located in another state,
(iii) the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting such consolidation, with the resulting organization chartered by Michigan, (iv) the establishment by a foreign bank, which has not previously designated any other state as its home state under the International Banking Act of 1978, of branches located in Michigan, and (v) the establishment or acquisition of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting Michigan-chartered banks to establish branches in such jurisdiction. Further, the Michigan Banking Code permits, upon written notice to the Commissioner, (i) the acquisition by a Michigan-chartered bank of one or more branches (not comprising all or substantially all of the assets) of an FDIC-insured bank, savings bank or savings and loan association located in another state, the District of Columbia, or a U.S. territory or protectorate,
(ii) the establishment by Michigan-chartered banks of branches located in other states, the District of Columbia, or U.S. territories or protectorates, and
(iii) the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states, with the resulting organization chartered by one of such other states.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 9,500,000 shares of Common Stock and 500,000 shares of preferred stock, no par value (the "Preferred Stock"). No shares of Preferred Stock have been issued by the Company.

     Michigan law allows the Company's Board of Directors to issue additional shares of stock up to the total amount of Common Stock and Preferred Stock authorized without obtaining the prior approval of the shareholders. Macatawa Bank is the transfer agent for the Common Stock.

Common Stock

     Dividend Rights. Subject to any prior rights of holders of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of Preferred Stock then outstanding whose preferential rights are superior to those receiving the distribution. See "Supervision and Regulation -- The Bank -- Dividends."

     Funds for the payment of dividends by the Company are expected to be obtained primarily from dividends of the Bank. There can be no assurance that the Company will have funds available for dividends, or that if they are available, that dividends will be declared by the Company's Board of Directors. As the Bank is not expected to be profitable during its start up period, the Company does not expect to be in a position to declare dividends at any time in the near future.

     Voting Rights. Subject to the rights, if any, of holders of shares of Preferred Stock then outstanding, all voting rights are vested in the holders of shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors. Shareholders of the Company do not have cumulative voting rights.

     Preemptive Rights. Holders of Common Stock do not have preemptive rights.

     Liquidation Rights. Subject to any rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

     Reports to Shareholders. The Company will furnish its shareholders with annual reports containing audited financial information and, for the first three quarters of each fiscal year, quarterly reports containing unaudited financial information. See "Available Information."

     Shares Available for Issuance. The availability for issuance of a substantial number of shares of Common Stock and Preferred Stock at the discretion of the Board of Directors will provide the Company with the flexibility to take advantage of opportunities to issue such stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of the Company capital stock, except for the shares of Common Stock reserved for issuance under the Company's stock compensation and stock option plans.

     Uncommitted authorized but unissued shares of Common Stock may be issued from time to time to such persons and for such consideration as the Board of Directors of the Company may determine and holders of the then outstanding shares of Common Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law and the judgment of the Board of Directors of the Company regarding the submission of such issuance to the Company's shareholders. As noted, the Company's shareholders will have no preemptive rights to subscribe to newly issued shares.

     Moreover, it will be possible that additional shares of Common Stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in the Company more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of the Company. Under such circumstances, the availability of authorized and unissued shares of Common Stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of the Company by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the Board of Directors of the Company in opposing such an attempt by a third party to gain control of the Company. The issuance of new shares of Common Stock could also be used to dilute ownership of a person or entity seeking to obtain control of the Company. Although the Company does not currently contemplate taking any such action, shares of Company capital stock could be issued for the purposes and effects described above, and the Board of Directors reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

Preferred Stock

     The Board of Directors of the Company is authorized to issue Preferred Stock, in one or more series, from time to time, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be provided in the resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the number of shares and designation of such series; (ii) the dividend rate and whether dividends are to be cumulative; (iii) whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights; (iv) the rights to which the holders of shares shall be entitled, and the preferences, if any, over any other series; (v) whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions; (vi) whether the shares shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of such conversion or exchange;
(vii) the voting powers, full or limited, if any, of the shares; (viii) whether the issuance of any additional shares, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (ix) any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the common stock.

Anti-Takeover Provisions

     In addition to the utilization of authorized but unissued shares as described above, the Company's Articles and the Michigan Business Corporation Act (the "MBCA") contain other provisions which could be utilized by Company to impede certain efforts to acquire control of the Company. Those provisions include the following:

     Control Share Act. The MBCA contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act").

     The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under the Control Share Act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

     The Control Share Act applies only to an "issuing public corporation." The Company falls within the statutory definition of an "issuing public corporation." The Control Share Act automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. The Company has not "opted out" of the Control Share Act.

     Fair Price Act. Certain provisions of the MBCA (the "Fair Price Act") establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

     Classified Board. The Board of Directors of the Company is classified into three classes, with each class serving a staggered, three-year term. Classification of the Board could have the effect of extending the time during which the existing Board of Directors could control the operating policies of Company even though opposed by the holders of a majority of the outstanding shares of Common Stock.

     Under the Company's Articles, all nominations for directors by a shareholder must be delivered to the Company in writing at least 60, but not more than 90, days prior to the annual meeting of the shareholders. A nomination that is not received within this period will not be placed on the ballot. The Board believes that advance notice of nominations by shareholders will afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, will provide an opportunity to inform shareholders about such qualifications. Although this nomination procedure does not give the Board of Directors any power to approve or disapprove of shareholder nominations for the election of directors, this nomination procedure may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed.

     The Company's Articles provide that any one or more directors may be removed at any time, with or without cause, but only by either: (i) the affirmative vote of a majority of "Continuing Directors" and at least 80% of the directors; or (ii) the affirmative vote, at a meeting of the shareholders called for that purpose, of the holders of at least 80% of the voting power of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. A "Continuing Director" is generally defined in the Articles as any member of the Board who is unaffiliated with any "interested shareholder" (generally, an owner of 10% or more of the Company's outstanding voting shares) and was a member of the Board prior to the time an interested shareholder became an interested shareholder, and any successor of a Continuing Director who is unaffiliated with an interested shareholder and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board.

     Any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the Board of Directors, acting by an affirmative vote of a majority of the Continuing Directors and an 80% majority of all of the directors then in office, although less than a quorum. Any directors so chosen shall hold office until the next annual meeting of shareholders at which directors are elected to the class to which such a director was named and until their respective successors shall be duly elected and qualified or their resignation or removal. No decrease in the number of directors may shorten the term of any incumbent director.

     Notice of Shareholder Proposals. Under the Company's Articles, the only business that may be conducted at an annual or special meeting of shareholders is business that has been brought before the meeting by or at the direction of the majority of the directors or by a shareholder of the Company: (i) who provides timely notice of the proposal in writing to the secretary of the Company and the proposal is a proper subject for action by shareholders under Michigan law or (ii) whose proposal is included in the Company's proxy materials in compliance with all the requirements set forth in the applicable rules and regulations of the Securities and Exchange Commission. To be timely, a shareholder's notice of proposal must be delivered to, or mailed to and received at the principal executive offices of the Company not less than 60 days prior to the date of the originally scheduled annual meeting regardless of any postponements, deferrals or adjournments of that meeting to a later date. With respect to special meetings, notice must be received by the Company not more than 10 days after the Company mails notice of the special meeting. The shareholder's notice of proposal must set forth in writing each matter the shareholder proposes to bring before the meeting including: (i) the name and address of the shareholder submitting the proposal, as it appears on the Company's books and records; (ii) a representation that the shareholder: (a) is a holder of record of stock of the Company entitled to vote at the meeting, (b) will continue to hold such stock through the date on which the meeting is held, and (c) intends to vote in person or by proxy at the meeting and to submit the proposal for shareholder vote; (iii) a brief description of the proposal desired to be submitted to the meeting for shareholder vote and the reasons for conducting such business at the meeting; and (iv) the description of any financial or other interest of the shareholder in the proposal. This procedure may limit to some degree the ability of shareholders to initiate discussions at annual shareholders meetings. It may also preclude the conducting of business at a particular meeting if the proposed notice procedures have not been followed.

     Certain Shareholder Action. The Company's Articles require that any shareholder action must be taken at an annual or special meeting of shareholders, that any meeting of shareholders must be called by the Board of Directors or the Chairman of the Board, and prohibit shareholder action by written consent. Shareholders of the Company are not permitted to call a special meeting of shareholders or require that the Board call such a special meeting. The MBCA permits shareholders holding in the aggregate 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which the Company's principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

     Amendment or Repeal of Certain Provisions of the Articles. Under Michigan law, the Board of Directors need not adopt a resolution setting forth an amendment to the Articles before the shareholders may vote on it. Unless the Articles provide otherwise, amendments of the Articles generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if the amendment would increase or decrease the number of authorized shares of any class or series, or the par value of such shares, or would adversely affect the rights, powers, or preferences of such class or series, a majority of the outstanding stock of such class or series also would be required to approve the amendment.

     The Company's Articles require that in order to amend, repeal or adopt any provision inconsistent with Article VIII relating to the Board of Directors,
Article IX relating to shareholder proposals or Article X with respect to certain shareholder action, the affirmative vote of at least 80% of the issued and outstanding shares of Common Stock entitled to vote in the election of directors, voting as a single class must be received; provided, however, that such amendment or repeal or inconsistent provision may be made by a majority vote of such shareholders at any meeting of the shareholders duly called and held where such amendment has been recommended for approval by at least 80% of all directors then holding office and by a majority of the "continuing directors." These amendment provisions could render it more difficult to remove management or for a person seeking to effect a merger or otherwise gain control of the Company. These amendment requirements could, therefore adversely affect the potential realizable value of shareholders' investments.

     Board Evaluation of Certain Offers. Article XII of the Company's Articles provides that the Board of Directors shall not approve, adopt or recommend any offer of any person or entity (other than the Company) to make a tender or exchange offer for any Common Stock, to merge or consolidate the Company with any other entity, or to purchase or acquire all or substantially all of the Company's assets, unless and until the Board has evaluated the offer and determined that it would be in compliance with all applicable laws and that the offer is in the best interests of the Company and its shareholders. In doing so, the Board may rely on an opinion of legal counsel who is independent from the offeror, and/or it may test such legal compliance in front of any court or agency that may have appropriate jurisdiction over the matter.

     In making its determination, the Board must consider all factors it deems relevant, including but not limited to: (i) the adequacy and fairness of the consideration to be received by the Company and/or its shareholders, considering historical trading prices of the capital stock of the Company, the price that could be achieved in a negotiated sale of the Company as a whole, past offers, and the future prospects of the Company; (ii) the potential social and economic impact of the proposed transaction on the Company, its subsidiaries, its employees, customers and vendors; (iii) the potential social and economic impact of the proposed transaction on the communities in which the Company and its subsidiaries operate or are located; (iv) the business and financial condition and earnings prospects of the proposed acquiring person or entity; and (v) the competence, experience and integrity of the proposed acquiring person or entity and its or their management.

     In order to amend, repeal, or adopt any provision that is inconsistent with
Article XII, at least 80% of the shareholders, voting together as a single class, must approve the change, unless the change has been recommended for approval by at least 80% of the directors, in which case a majority of the voting stock could approve the action.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company expects to have approximately 2,240,125 shares of its Common Stock outstanding. The 1,300,000 shares of the Company's Common Stock purchased in this Offering (plus any additional shares sold upon the Underwriter's exercise of its over-allotment option) have been registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and may generally be resold without registration under the Securities Act unless they were acquired by directors, executive officers, or other affiliates of the Company or the Bank (collectively, "Affiliates"). Affiliates of the Company may generally only sell shares of the Common Stock pursuant to the Commission's Rule 144.

     In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) of the Company may sell shares of the Common Stock within any three-month period in an amount limited to the greater of 1% of the outstanding shares of the Company's Common Stock (22,401 shares immediately after the completion of this Offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company.

     The Company and the directors and officers of the Company and the Bank (who are expected to hold an aggregate of approximately 222,750 shares after this Offering), have agreed, or will agree, that they will not issue, offer for sale, sell, grant any options for the sale of or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock, in the open market or otherwise, without the prior written consent of the Underwriter for a period of one year from the date of this Prospectus. In addition, all of those investors who owned stock in the Bank before it was acquired by the Company, have agreed not to sell any of the Company shares exchanged for their Bank shares prior to November 10, 1998. Prior to this Offering, there has been no public trading market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Common Stock after completion of this Offering. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse effect on prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting  Agreement,  Robert
W. Baird & Co. Incorporated, as Underwriter, has agreed to purchase from the Company an aggregate of up to 1,300,000 shares of Common Stock at the initial offering price less the Underwriting Discounts and Commissions set forth on the cover page of this Prospectus.

     The Underwriting Agreement provides that the Underwriter's obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriter will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased.

     The Company has been advised by the Underwriter that the Underwriter will purchase the shares of Common Stock offered hereunder at an initial offering price of $10.00 per share less Underwriting Discounts and Commissions of $0.70 per share. However, Underwriting Discounts and Commissions will be reduced to $0.30 per share with respect to sales of shares to any director or officer of the Company or the Bank or their immediate family members ("Affiliated Purchasers"), and will be reduced to $0.525 for potential investors whose name, address and telephone number are furnished to the Underwriter by the Company prior to the commencement by the Underwriter of the offering process. In addition, with respect to a maximum of 400,000 shares of Common Stock to be sold to persons who previously invested in the Bank in 1997 and were shareholders of the Company prior to this Offering, the Underwriter has agreed that there will be no Underwriting Discounts or Commissions.

     The Underwriter has informed the Company that it does not intend to confirm sales of the shares of Common Stock offered hereby to any accounts over which it exercises discretionary authority.

     The Company has granted the Underwriter an option exercisable for 30 days after the date of this Prospectus to purchase up to 195,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share to be paid by the Underwriter for the other shares of Common Stock offered hereby. The Underwriter may exercise such option only for the purpose of covering any over-allotments of the 1,300,000 shares of Common Stock offered hereby.

     The Company, its directors and executive officers and those of the Bank have agreed with the Underwriter, for a period of one year after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock, in the open market or otherwise, without the prior written consent of the Underwriter.

     The Underwriting Agreement contains indemnity provisions between the Underwriter and the Company and the controlling persons thereof against certain liabilities, including liabilities arising under the Securities Act. The Company is generally obligated to indemnify the Underwriter in connection with losses or claims arising out of any untrue statement of a material fact contained in this Prospectus or in related documents filed with the Commission or with any state securities administrator or any omission of certain material facts from such documents.

     There has been no public trading market for the Common Stock. The initial offering price was determined by negotiations between the Company and the Underwriter. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Several factors were considered in determining the initial offering price of the Common Stock, including the fact that the Bank has commenced operations, the size of the Offering, the desire that the security being offered be attractive to individuals and the Underwriter's experience in dealing with initial public offerings for financial institutions. Prior to this Offering, the Bank sold shares of its common stock to its original investors for a price equivalent to $8.70 per share of Common Stock.

                                LEGAL PROCEEDINGS

     Neither the Company nor the Bank is a party to any pending legal proceeding. Management believes there is no litigation threatened in which the Company or the Bank faces potential loss or exposure or which will materially affect shareholders' equity or the Company's business or financial condition upon completion of this Offering.

                                  LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan. Barrack Ferrazzano Kirschbaum Perlman & Nagelberg, Chicago, Illinois, is acting as counsel for the Underwriter in connection with certain legal matters relating to the shares of Common Stock offered hereby.

     A member of Varnum, Riddering, Schmidt & Howlett LLP owns 11,500 shares of Common Stock, which represents all shares of Common Stock owned, in the aggregate, by members of Varnum, Riddering, Schmidt & Howlett LLP.

                                     EXPERTS

     The financial statements of the Company included in this Prospectus have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their report with respect thereto. Such financial statements are included herein and in the Registration Statement in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements concerning certain aspects of the business of the Company. When used in this prospectus, words such as "believe," "anticipate," "intend," "goal," "expects," and similar expressions may identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Prospectus. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement with the Commission in accordance with the provisions of the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the shares of Common Stock offered hereby and to the Company, reference is made to the Registration Statement, including the Exhibits filed as a part thereof, copies of which can be inspected at and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 606661, and Room 1400, 75 Park Place, New York, New York 10007. Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above under "Description of Capital Stock -- Anti-Takeover Provisions" or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                           MACATAWA BANK CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS
              February 28, 1998 (Unaudited) and December 31, 1997

                           MACATAWA BANK CORPORATION
                               Zeeland, Michigan

                       CONSOLIDATED FINANCIAL STATEMENTS
              February 28, 1998 (Unaudited) and December 31, 1997


                                    CONTENTS

REPORT OF INDEPENDENT AUDITORS............................................F-2


CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS..........................................F-3

     CONSOLIDATED STATEMENTS OF INCOME....................................F-4

     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY...........F-5

     CONSOLIDATED STATEMENTS OF CASH FLOWS................................F-6

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...........................F-7

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Macatawa Bank Corporation
Zeeland, Michigan


We have audited the accompanying consolidated balance sheet of Macatawa Bank Corporation and Subsidiary as of December 31, 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the period from May 21, 1997 (date of inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Macatawa Bank Corporation and Subsidiary at December 31, 1997, and the results of their operations and their cash flows for the period from May 21, 1997 (date of inception) through December 31, 1997 in conformity with generally accepted accounting principles.



                                                   Crowe, Chizek and Company LLP

Grand Rapids, Michigan
February 25, 1998

                            MACATAWA BANK CORPORATION
                           CONSOLIDATED BALANCE SHEETS
               February 28, 1998 (unaudited) and December 31, 1997


                                                              1998              1997
                                                          (Unaudited)
ASSETS
     Cash and due from banks ...........................   $    764,748    $    415,120
     Federal funds sold ................................        500,000
     Short-term investments ............................                      7,000,000
                                                           ------------    ------------
         Cash and cash equivalents .....................      1,264,748       7,415,120
     Securities available for sale, at fair value ......     14,000,000       2,000,400
     Total loans .......................................      7,562,015         497,704
     Allowance for loan losses .........................       (114,000)         (7,500)
                                                           ------------    ------------
                                                              7,448,015         490,204
     Premises and equipment - net ......................        828,791         681,807
     Accrued interest receivable .......................        112,276          38,532
     Organizational costs ..............................         62,832          66,139
     Other assets ......................................        116,618          29,991
                                                           ------------    ------------
         Total assets ..................................   $ 23,833,280    $ 10,722,193
                                                           ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
     Deposits
         Noninterest-bearing ...........................   $  1,384,839    $    245,812
         Interest-bearing ..............................     14,739,581       2,466,411
                                                           ------------    ------------
              Total ....................................     16,124,420       2,712,223
     Accrued expenses and other liabilities ............         47,911          37,963
                                                           ------------    ------------
         Total liabilities .............................     16,172,331       2,750,186
Shareholders' equity
     Preferred stock, no par value, 500,000 shares
       authorized; no shares issued and outstanding
     Common stock, no par value:  9,500,000 shares
       authorized; 1998 and 1997 - 940,125 shares issued
       and outstanding .................................      8,137,268       8,137,268

     Retained deficit ..................................       (476,319)       (165,525)
     Net unrealized appreciation on securities available
       for sale, net of tax of $136 ....................                            264
                                                           ------------    ------------
         Total shareholders' equity ....................      7,660,949       7,972,007
                                                           ------------    ------------
              Total liabilities and shareholders' equity   $ 23,833,280    $ 10,722,193
                                                           ============    ============

          See accompanying notes to consolidated financial statements.

                            MACATAWA BANK CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
         Two months ended February 28, 1998 (unaudited) and period from
           May 21, 1997 (date of inception) through December 31, 1997

                                                        1998            1997
                                                     (Unaudited)
Interest income
     Loans, including fees ........................   $  50,633    $   3,448
     Securities ...................................     117,373       72,834
                                                      ---------    ---------
         Total interest income ....................     168,006       76,282
Interest expense
     Deposits .....................................      60,767        5,339
     Other ........................................                      213
                                                      ---------    ---------
         Total interest expense ...................      60,767        5,552
                                                      ---------    ---------
Net interest income ...............................     107,239       70,730
Provision for loan losses .........................    (106,500)      (7,500)
                                                       ---------    ---------
Net interest income after provision for loan losses         739       63,230
Noninterest income ................................       1,061
Noninterest expense
     Salaries and benefits ........................     153,723      111,341
     Occupancy expense of premises ................      20,958        9,226
     Furniture and equipment expense ..............      16,889        5,328
     Legal and professional fees ..................      31,388       18,437
     Advertising ..................................      17,326       27,698
     Supplies .....................................      17,721       30,729
     Other expense ................................      54,589       25,996
                                                      ---------    ---------
         Total noninterest expenses ...............     312,594      228,755
                                                      ---------    ---------
Loss before federal income tax ....................    (310,794)    (165,525)
Federal income tax ................................           0            0
                                                      ---------    ---------
Net loss ..........................................   $(310,794)   $(165,525)
                                                      =========    =========
Basic loss per share ..............................   $    (.33)    $   (.18)
                                                      =========    =========
Average shares outstanding ........................     940,125      940,125
                                                      =========    =========

          See accompanying notes to consolidated financial statements.

                            MACATAWA BANK CORPORATION
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
         Two months ended February 28, 1998 (unaudited) and period from
           May 21, 1997 (date of inception) through December 31, 1997

                                                                                            Net Unrealized
                                                                                            Appreciation
                                                                                            on Securities
                                                                                              Available           Total
                                                            Common           Retained         for Sale,       Shareholders'
                                                            Stock            Deficit         Net of Tax          Equity
Balance, May 21, 1997                                       $        0       $       0       $     0             $        0

Common stock sale on November 7, 1997                        8,137,268                                            8,137,268

Net loss for the period from May 21, 1997 (date
  of inception) through December 31, 1997                                     (165,525)                            (165,525)

Net change in unrealized appreciation on securities
  available for sale, net of tax of $136                                                          264                   264
                                                            -----------      ----------      --------            ----------

Balance, December 31, 1997                                    8,137,268       (165,525)           264             7,972,007

Net loss for two months ended February 28, 1998 (unaudited)                   (310,794)                            (310,794)

Net change in unrealized appreciation on securities
  available for sale, net of tax of ($136) (unaudited)                                           (264)                 (264)
                                                            -----------      ----------      ---------           -----------

Balance, February 28, 1998 (unaudited)                      $ 8,137,268      $(476,319)      $       0            $7,660,949
                                                            ===========      ==========      =========            ==========

See accompanying notes to consolidated financial statements.

                            MACATAWA BANK CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         Two months ended February 28, 1998 (unaudited) and period from
           May 21, 1997 (date of inception) through December 31, 1997

                                                                   1998             1997
                                                               (Unaudited)
Cash flows from operating activities
     Net loss ............................................   $   (310,794)   $   (165,525)
     Adjustments to reconcile net loss to net
       cash from operating activities
         Depreciation and amortization ...................         15,834           5,769
         Provision for loan losses .......................        106,500           7,500
         Net change in
              Organizational costs .......................          3,307         (66,139)
              Accrued interest receivable and other assets       (160,372)        (68,523)
              Accrued expenses and other liabilities .....         10,084          37,827
                                                              ------------    ------------
                  Net cash from operating activities .....       (335,441)       (249,091)
Cash flows from investing activities
     Net increase in loans ...............................     (7,064,310)       (497,704)
     Purchase of
         Securities available for sale ...................    (12,000,000)     (2,000,000)
         Premises and equipment ..........................       (162,818)       (687,576)
                                                             ------------    ------------
              Net cash from investing activities .........    (19,227,128)     (3,185,280)
Cash flows from financing activities
     Net increase in deposits ............................     13,412,197       2,712,223
     Proceeds from the issuance of 940,125 shares
       of common stock ...................................                      8,137,268
                                                             ------------    ------------
         Net cash from financing activities ..............     13,412,197      10,849,491
                                                             ------------    ------------
Net change in cash and cash equivalents ..................     (6,150,372)      7,415,120
Cash and cash equivalents at beginning of period .........      7,415,120               0
                                                             ------------    ------------
Cash and cash equivalents at end of period ...............   $  1,264,748    $  7,415,120
                                                             ============    ============
Supplemental disclosures of cash flow information
     Cash paid during the period for
         Interest ........................................   $     40,498    $        640

See accompanying notes to consolidated financial statements.

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: The Company became the bank holding company for Macatawa Bank (the "Bank") on February 23, 1998, when all of the Bank's outstanding common stock (817,500 shares) was converted into all of the outstanding common stock of the Company (940,125 shares) and all of the Bank's shareholders became all of the Company's shareholders. The exchange ratio in the conversion was 1.15 shares of Company common stock for each share of Bank common stock. The Bank's common stock had been issued to its shareholders as of November 7, 1997 as a result of a private offering of the Bank's common stock at a price of $10 per share or a total of $8,175,000. As this was essentially an internal reorganization, the consolidated financial statements are presented by including operations of the Company and Bank for all periods presented. Further share and per share data has been adjusted for the conversion ratio of 1.15 shares of Company stock for one share of Bank stock.

Macatawa Bank is a community-based financial institution, located in the Holland and Zeeland, Michigan area. The Bank's primary services include accepting deposits and making commercial, mortgage and installment loans in the Michigan counties of Ottawa and Kent. The Bank commenced its application process on May 21, 1997, completed its common stock sale on November 7, 1997 and opened for operations on November 25, 1997 after several months of work by incorporators and employees in preparing applications with the various regulatory agencies and obtaining insurance and building space. While a portion of these costs, those associated with organizational costs ($66,139), have been capitalized and are being amortized over 60 months, the remaining costs ($70,059) are included in the 1997 income statement. These financial statements include the results of operations for the period since the commencement of the application process.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term securities (securities with maturities of equal to or less than 90 days) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities: Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized. Securities held to maturity are investment securities for which the Company has the positive intent and ability to hold to maturity and are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

                                  (Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premiums and discounts on securities are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined based upon amortized cost of the specific security sold.

Loans: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses, and charge-offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and recoveries, and decreased by charge-offs. Management estimates the allowance balance required based on known and inherent risks in the portfolio, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in aggregate for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification. There were no loans classified as impaired for the periods presented.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance has been established to the extent of net deferred tax assets due to a lack of operating performance to ensure that it is more likely than not it would be recovered.

                                  (Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Dividend Restriction: The Company and Bank are subject to banking regulations which require the maintenance of certain capital levels and which may limit the amount of dividends which may be paid.

Basic Earnings (Loss) Per Share: Basic earnings (loss) per share is based on net income (loss) divided by the weighted average number of shares outstanding during the period.

NOTE 2 - SECURITIES

The amortized cost and fair values of securities were as follows:

Available for Sale
                                                                       Gross           Gross
                                                  Amortized         Unrealized      Unrealized           Fair
                                                    Cost               Gains          Losses            Values
February 28, 1998 (Unaudited)
     U.S. Treasury securities and
       obligations of U.S. Government
       corporations and agencies                  $14,000,000                                           $14,000,000
                                                  ===========                                           ===========

December 31, 1997
     U.S. Treasury securities and
       obligations of U.S. Government
       corporations and agencies                  $ 2,000,000        $        400                        $2,000,400
                                                  ===========        ============                       ===========

There were no sales of securities for two months ended February 28, 1998 (unaudited) and for the period from May 21, 1997 (date of inception) through December 31, 1997.

The Bank held only one available for sale security at year-end 1997 which matures on December 18, 1998.

                                   (Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997



NOTE 2 - SECURITIES (Continued)

Contractual maturities of debt securities at February 28, 1998 were as follows. No held-to-maturity securities existed at February 28, 1998. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           Available-for-Sale Securities
                                            Amortized             Fair
                                              Cost               Values
     Due in 1998                           $ 2,000,000         $  2,000,000
     Due from 1999 to 2002                   4,000,000            4,000,000
     Due from 2003 to 2007                   8,000,000            8,000,000
                                           -----------         ------------
                                           $14,000,000         $ 14,000,000
                                           ===========         ============

NOTE 3 - LOANS

Loans are as follows:

                                 February 28,      December 31,
                                    1998              1997
                                  (Unaudited)
     Commercial ..............   $ 3,620,242    $   130,000
     Mortgage ................     2,539,690        207,245
     Consumer ................     1,402,083        160,459
                                 -----------    -----------
                                   7,562,015        497,704
     Allowance for loan losses      (114,000)        (7,500)
                                 -----------    -----------
                                 $ 7,448,015    $   490,204
                                 ===========    ===========

Activity in the allowance for loan losses is as follows:

                                                                      Period from
                                                      Two                May 21,
                                                      months        (date of inception)
                                                      ended              through
                                                    February 28,       December 31,
                                                       1998               1997
                                                    (Unaudited)
     Balance at beginning of period                  $   7,500      $       0
         Provision charged to operating expense        106,500          7,500
                                                     ---------      ---------
     Balance at end of period                        $ 114,000      $   7,500
                                                     =========      =========

(Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997


NOTE 4 - PREMISES AND EQUIPMENT - NET

Premises and equipment are as follows:

                                                                                    Accumulated         Carrying
                                                                     Cost          Depreciation           Value
February 28, 1998 (unaudited)
     Building and improvements                                 $      209,984     $       (2,754)   $       207,230
     Furniture and equipment                                          640,411            (18,850)           621,561
                                                               --------------     --------------    ---------------
                                                               $      850,395     $      (21,604)   $       828,791
                                                               ==============     ==============    ===============
December 31, 1997
     Building and improvements                                 $      196,761     $       (1,055)   $       195,706
     Furniture and equipment                                          490,815             (4,714)           486,101
                                                               --------------     --------------    ---------------
                                                               $      687,576     $       (5,769)   $       681,807
                                                               ==============     ==============    ===============

NOTE 5 - DEPOSITS

Deposits are summarized as follows:

                                                                                   February 28,       December 31,
                                                                                       1998               1997
                                                                                    (Unaudited)
     Noninterest-bearing demand deposit accounts                                  $    1,384,839    $       245,812
     Money market accounts                                                             8,016,710          1,173,742
     NOW and Super NOW accounts                                                        3,276,121            628,653
     Savings accounts                                                                    663,639            146,973
     Certificates of deposit                                                           2,783,111            517,043
                                                                                  --------------    ---------------
                                                                                  $   16,124,420    $     2,712,223
                                                                                  ==============    ===============

At period end, maturities of certificates of deposits were as follows, for the next five years:

                                                                                   February 28,       December 31,
                                                                                       1998               1997
                                                                                    (Unaudited)
                  1998                                                            $    2,141,101    $       352,203
                  1999                                                                   432,727            158,945
                  2000                                                                   176,372              4,805
                  2001                                                                    31,821                  0
                  2002                                                                     1,090              1,090
                  2003                                                            --------------    ---------------

                                                                                  $    2,783,111    $       517,043
                                                                                  ==============    ===============

The Bank had approximately $1,512,000 and $200,000 in time certificates of deposit which were in denominations of $100,000 or more at February 28, 1998 (unaudited) and December 31, 1997, respectively.

                                  (Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997



NOTE 6 - FEDERAL INCOME TAXES

The Company recorded no current or deferred benefit for income taxes as a result of recording the valuation allowance in the amount of net deferred tax assets.

Deferred tax assets and liabilities consist of:

                                                                   February 28,     December 31,
                                                                      1998             1997
                                                                   (Unaudited)
Deferred tax assets
    Net operating loss carryforward (expiring in 2018) .........   $ 123,116        $  53,656
    Provision for loan losses ..................................      36,210            2,550

Deferred tax liabilities
    Net unrealized appreciation on securities available for sale                        (136)
                                                                   ---------        ---------

Net deferred tax asset .........................................     159,326           56,070
Valuation allowance for deferred tax assets ....................    (159,326)         (56,070)
                                                                   ---------        ---------

    Net deferred tax asset after valuation allowance ...........   $       0        $       0
                                                                   =========        =========

As a result of the valuation allowance, the Company's effective tax rate was reduced from the statutory rate of 34% to 0% for both periods.

NOTE 7 - RELATED PARTIES

In the ordinary course of business, certain officers, directors and companies with which they are affiliated have loan and deposit transactions with the Company. Related party loans totaled approximately $491,000 at February 28, 1998. There were no loans to these related parties at December 31, 1997. Related party deposits totaled approximately $307,000 at February 28, 1998 and $611,000 at year end 1997.

                                  (Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997



NOTE 8 - COMMITMENTS AND OFF-BALANCE-SHEET RISK

Some financial instruments are used to meet customer financing needs and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit and standby letters of credit. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment, and generally have fixed expiration dates. Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party. Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit and standby letters of credit. Collateral or other security is normally not obtained for these financial instruments prior to their use, and many of the commitments are expected to expire without being used.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk is as follows:

                                                                                   February 28,       December 31,
                                                                                       1998               1997
                                                                                    (Unaudited)
     Commitments to make loans                                                    $    2,213,000      $   2,290,000
     Commercial unused lines of credit                                                 2,459,935              2,000
     Consumer unused lines of credit                                                     297,797            129,763
     Construction unused lines of credit                                                  66,068

The Company has no commitments to make loans and unused lines of credit at fixed rates. The commitments noted above are all at variable rates tied to prime.

The Company conducts substantially all of its business operations in western Michigan.

The Company leases certain office and branch premises and equipment under operating lease agreements. Total rental expense for all operating leases aggregated $15,000 through February 28, 1998 and $1,600 in 1997. Future minimum rentals under noncancelable operating leases as of February 28, 1998 and December 31, 1997 are as follows:

                                                                                1998                1997
                                                                             (Unaudited)
        1998                                                                   $60,000            $72,000
        1999                                                                    60,100             60,100
        2000                                                                    30,800             30,800
                                                                              --------           --------
                                                                              $150,900           $162,900
                                                                              ========           ========

                                   (Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997



NOTE 9 - REGULATORY MATTERS

The Company is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                                              Capital to Risk-
                                                               Weighted Assets             Tier 1 Capital
                                                           Total           Tier 1         to Average Assets
     Well capitalized                                       10%              6%                 5%
     Adequately capitalized                                  8               4                  4
     Undercapitalized                                        6               3                  3

Actual capital levels (in thousands) and minimum required levels for the Company and Bank were:

                                                                                                Minimum Required
                                                                                                   To Be Well
                                                                      Minimum Required          Capitalized Under
                                                                         For Capital            Prompt Corrective
                                                    Actual            Adequacy Purposes        Action Regulations
                                              Amount       Ratio       Amount     Ratio        Amount     Ratio
February 28, 1998 (unaudited)
   Total capital (to risk weighted assets)
     Company                                $   7,775       87.1%      $  703      8.0%        $  880     10.0%
     Bank                                       7,775       87.1          703      8.0            880     10.0
   Tier 1 capital (to risk weighted assets)
     Company                                    7,661       88.4          352      4.0            528      6.0
     Bank                                       7,661       88.4          352      4.0            528      6.0
   Tier 1 capital (to average assets)
     Company                                    7,661       38.2          802      4.0          1,002      5.0
     Bank                                       7,661       38.2          802      4.0          1,002      5.0

                                  (Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997



NOTE 9 - REGULATORY MATTERS (Continued)

                                                                                                Minimum Required
                                                                                                   To Be Well
                                                                      Minimum Required          Capitalized Under
                                                                         For Capital            Prompt Corrective
                                                    Actual            Adequacy Purposes        Action Regulations
                                              Amount       Ratio       Amount     Ratio        Amount     Ratio
December 31, 1997
   Total capital (to risk weighted assets)
     Company                                $   7,980      133.8%      $  477      8.0%        $  596     10.0%
     Bank                                       7,980      133.8          477      8.0            596     10.0
   Tier 1 capital (to risk weighted assets)
     Company                                    7,972      133.7          239      4.0            358      6.0
     Bank                                       7,972      133.7          239      4.0            358      6.0
   Tier 1 capital (to average assets)
     Company                                    7,972       83.3          383      4.0            478      5.0
     Bank                                       7,972       83.3          383      4.0            478      5.0

The Company and Bank were categorized as well capitalized at February 28, 1998 (unaudited) and December 31, 1997.


NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company opened for operations on November 25, 1997. As there have been no significant changes in interest rates from November 25, 1997 to December 31, 1997, and from January 1, 1998 through February 28, 1998 (unaudited), the values shown on the balance sheet approximate market value at December 31, 1997 and February 28, 1998 (unaudited). The interest rates offered by the Company for its loan products increased .10% during the period while deposit rates stayed the same through December 31, 1997 and decreased .15% through February 28, 1998. Investment securities are disclosed at fair value in Note 2.

While the estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items, the estimated fair values would necessarily have been achieved at those dates, since market values may differ depending on various circumstances. The estimated fair values should not necessarily be considered to apply to subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

                                  (Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997



NOTE 11 - SUBSEQUENT EVENTS

Branch Expansion

The Bank has opened a full service branch office in Holland, Michigan. In addition, the Bank has signed a lease on January 1, 1998 for a second branch to be located on the south side of Holland, Michigan and is in the process of acquiring a building in Jenison, Michigan to open a third branch. Appropriate regulatory approvals are required for these branch locations.

Employee Stock Compensation Plan

In 1998, the Company has adopted and its shareholders have approved the Macatawa Bank Corporation Stock Compensation Plan (the "Plan"). The purpose of the Plan is to promote the long-term success of the Company for the benefit of its shareholders through stock-based compensation, by aligning the personal interests of the Company's key employees with those of its shareholders. The Plan is designed to allow key employees of the Company and certain of its subsidiaries to participate in the Company's future, as well as to enable the Company to attract, retain and reward such employees.

The Plan provides for the granting of a variety of stock-based awards, such as stock options, including incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), restricted stock, performance shares, and other stock-based awards. The term of the Plan is 10 years; no Awards may be granted under the Plan after January 25, 2008.

One hundred thousand (100,000) shares of the Company's common stock are set aside for use under the Plan. The shares to be issued under the Plan will be authorized and unissued shares, including shares reacquired by the Company which have that status. The number of shares that may be issued under the Plan and the number of shares subject to options are subject to adjustments in the event of a merger, reorganization, consolidation, recapitalization, stock dividends, stock splits, or other change in corporate structure affecting the common stock.
Subject to certain restrictions, unexercised options, lapsed shares of restricted stock, and shares surrendered in payment for exercising options may be reissued under the Plan.

                                  (Continued)

                            MACATAWA BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               February 28, 1998 (unaudited) and December 31, 1997



NOTE 11 - SUBSEQUENT EVENTS (Continued)

1998 Directors' Stock Option Plan

In 1998, the Company also adopted and its shareholders have approved the Macatawa Bank Corporation 1998 Directors' Stock Option Plan (the "Directors Plan"). Options have been granted under the Directors' Plan to each of the Bank's original directors to purchase a total of 20,000 shares of the Company's common stock at a price of $10 per share ("Organizer Options"). In the future options under the Plan may only be granted to directors who are not employed by the Company or any subsidiary. The Directors' Plan authorizes the Board of Directors to develop a formula for future option grants but that formula has not yet been developed.

The term of each option granted under the Directors' Plan is 10 years from the date of grant subject to earlier termination at the end of three years following the director's termination of services as a director, except for organizer options which continue for a full 10 years from the date granted. The option price for each option must equal 100% of the fair market value of the Company's common stock on the date the option is granted. In general, no option may be exercisable in whole or in part prior to the first anniversary of the date of grant of the option.

A total of 40,000 shares of the Company's common stock are reserved for issuance under the Directors' Plan. The shares of common stock that may be delivered under the Directors' Plan pursuant to the exercise of options will consist of authorized and unissued shares, which may include shares reacquired by the Company. The Directors' Plan provides for an equitable adjustment in the number, kind or price of shares of common stock covered by options in the event the outstanding shares of common stock are increased, decreased or changed into or exchanged for a different number or kind of shares of the Company through stock dividends or similar changes.

   No dealer, salesperson or any other person has been authorized to give information or make any representation not contained in this Prospectus in connection with the offer made in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the affairs of the Company since the date hereof or the information herein is correct as of any time subsequent to the date of this Prospectus.

                                ----------------

                                TABLE OF CONTENTS
                                                                            Page
Prospectus Summary............................................................3
Risk Factors..................................................................6
Use of Proceeds..............................................................11
Dividend Policy..............................................................11
Recent Developments..........................................................12
Capitalization...............................................................13
Dilution.....................................................................13
Business.....................................................................14
Plan of Operation............................................................18
Management...................................................................19
Certain Transactions.........................................................27
Principal Shareholders.......................................................28
Supervision and Regulation...................................................30
Description of Capital Stock.................................................36
Shares Eligible for Future Sale..............................................41
Underwriting.................................................................42
Legal Proceedings............................................................43
Legal Matters................................................................43
Experts......................................................................43
Forward-Looking Statements...................................................43
Additional Information.......................................................43
Index to Financial Statements...............................................F-1
                              --------------------

   Until _______________, 1998, all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
-------------------------------------------------------------------------------

                                1,300,000 Shares


                                  MACATAWA BANK
                                   CORPORATION

                                  Common Stock


                                   PROSPECTUS


                              Robert W. Baird & Co.
                                  Incorporated


                               ____________, 1998


-------------------------------------------------------------------------------

                                     PART II

                     Information Not Required in Prospectus


Item 24.  Indemnification of Directors and Officers.

     Sections 561-571 of the Michigan Business Corporation Act, as amended (the "MBCA"), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the Registrant broad powers to indemnify any such person against expenses and reasonable settlement payments in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant unless and only to the extent the court in which such action was brought determines upon application that, despite such adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the MBCA to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith.

     The Registrant's Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Michigan law.

     Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

     The Registrant has agreed to indemnify the Underwriter, and the Underwriter has agreed to indemnify the Registrant, against certain civil liabilities, including liabilities under the Securities Act, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1 herewith.

Item 25.  Other Expenses of Issuance and Distribution.

     Expenses in connection with the issuance and distribution of the securities being registered are estimated as follows, all of which are to be paid by the
Company:

SEC Registration Fee.......................................   $    4,411
NASD Filing Fee............................................        1,995
Printing and Mailing Expenses..............................       20,000
Accounting Fees............................................       15,000
Transfer and Registrar's Fees..............................        4,000
Legal Fees and Expenses....................................      100,000
Blue Sky Fees and Expenses.................................       20,000
Miscellaneous..............................................        5,000
                                                              ----------
                                                                $170,406

Item 26.  Recent Sales of Unregistered Securities.

     The Company has 940,125 shares of its Common Stock issued and outstanding. These shares were issued on February 23, 1998, in exchange for the 817,500 outstanding shares of Common Stock of the Bank, pursuant to a reorganization in which the Bank became a wholly-owned subsidiary of the Company. The shares of Common Stock were not registered pursuant to the Securities Act of 1933, as amended (the "1933 Act"), pursuant to an exemption claimed under Section 3(a)(10) of the 1933 Act. No underwriter was involved in the reorganization and formation of the holding company.

     The shares of stock of the Bank were sold in 1997 and were not required to be registered under the 1933 Act pursuant to an exemption claimed under Section 3(a)(5) of the 1933 Act. No underwriter was involved in the sale.

Item 27.  Exhibits.

     Reference is made to the Exhibit Index which appears at page II-4 of the Registration Statement.

Item 28.  Undertakings.

     Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant of the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. The undersigned Company hereby undertakes that it will provide to the underwriter, Robert W. Baird & Co., Incorporated, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to such purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Holland, State of Michigan, on March 20, 1998.

                                             MACATAWA BANK CORPORATION


                                             By:/s/ Benj. A. Smith, III
                                                    Benj. A. Smith, III
                                                    Chairman of the Board


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Benj. A. Smith, III and Philip J. Koning, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                           Signature                                 Date


/s/ Benj. A. Smith, III                                           March 20, 1998
Benj. A. Smith, III, Principal Executive Officer and a Director


/s/ Philip J. Koning                                              March 20, 1998
Philip J. Koning, Principal Financial and Accounting Officer
   and a Director


/s/ G. Thomas Boylan*                                             March 20, 1998
G. Thomas Boylan, Director


/s/ Robert E. DenHerder*                                          March 20, 1998
Robert E. DenHerder, Director


/s/ Brian J. Hansen*                                              March 20, 1998
Brian J. Hansen, Director


/s/ James L. Batts*                                               March 20, 1998
James L. Batts, Director


/s/ Jessie F. Dalman*                                             March 20, 1998
Jessie F. Dalman, Director


/s/ Wayne J. Elhart*                                              March 20, 1998
Wayne J. Elhart, Director

/s/ James L. Jurries*                                             March 20, 1998
James L. Jurries, Director



/s/ John F. Koetje*                                               March 20, 1998
John F. Koetje, Director



*By: /s/ Benj. A. Smith, III                                      March 20, 1998
Benj. A. Smith, III
Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                    Sequentially
                                                                        Numbered
                Exhibit Number and Description                              Page

1*        Form of Underwriting Agreement

2*        Consolidation Agreement dated December 10, 1997

3.1*      Articles of Incorporation of Macatawa Bank Corporation

3.2*      Bylaws of Macatawa Bank Corporation

4*        Specimen stock certificate of Macatawa Bank Corporation

5*        Opinion of Varnum, Riddering, Schmidt & Howlett LLP

10.1*     Macatawa Bank Corporation Stock Compensation Plan

10.2*     Macatawa Bank Corporation 1998 Directors' Stock Option Plan

10.3* Lease Agreement dated July 8, 1997, for the facility located at 51 E. Main Street, Zeeland, Michigan 49464

10.4* Lease Agreement dated January 1, 1998, for the facility located at 139 East 8th Street, Holland, Michigan 49423

10.5* Lease Agreement dated December 22, 1997, for the facility located at 106 E. 8th Street, Holland, Michigan 49423

10.6* Lease Agreement dated January 1, 1998, for the facility located at 701 Maple Street, Holland, Michigan 49424

10.7* Real Estate Purchase/Sale Agreement dated January 23, 1998, for the facility located at 2020 Baldwin Street, Jenison, Michigan

10.8* Data Processing Agreement between Rurbanc Data Services, Inc. and Macatawa Bank dated October 1, 1997.

10.9* Magic Line Product Services Agreement between Magic Line, Inc. and Macatawa Bank dated October 1, 1997.

10.10* FTB Participating Bank Agreement between First Tennessee Bank National Association and Macatawa Bank dated October 24, 1997.

21*       Subsidiaries of the Registrant

23.1 Consent of Crowe, Chizek and Company LLP, independent public accountants

23.2* Consent of Varnum, Riddering, Schmidt & Howlett LLP (included in opinion filed as Exhibit 5)

24* Power of Attorney (included on the signature page on page II-3 of the Registration Statement)

27*       Financial Data Schedule


*    Previously filed

EXHIBIT 23.1



                       CONSENT OF INDEPENDENT ACCOUTANTS

We hereby consent to the use of our report dated February 25, 1998 on the financial statements of Macatawa Bank Corporation for the period ended December 31, 1997, to be included within this Registration Statement on Form SB-2 and Prospectus of Macatawa Bank Corporation. We also consent to the use of our name as "Experts" in the Prospectus.



                                             /s/ Crowe, Chizek and Company LLP
                                                 Crowe, Chizek and Company LLP

Grand Rapids, Michigan
March 20, 1998